Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Coca-Cola FEMSA, S.A.B. de C.V.

We have audited the accompanying consolidated statements of financial position of Coca-Cola FEMSA, S.A.B. de C.V. and its subsidiaries as of December 31, 2012 and 2011 and January 1, 2011, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the two years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coca-Cola FEMSA, S.A.B. de C.V. and its subsidiaries as of December 31, 2012 and 2011 and January 1, 2011, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2013 expressed an unqualified opinion thereon.

Mancera, S.C. A member practice of Ernst & Young Global

/s/ Adan Aranda Suarez
Adan Aranda Suarez

Mexico City, Mexico

March 14, 2013, except for Note 29, as to which the date in November 8, 2013.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

At December 31, 2012, 2011 and at January 1, 2011 (Date of transition to IFRS)

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

	Note	December 2012 (*)	December 2012		December 2011		January 1, 2011
ASSETS
Current assets:
Cash and cash equivalents	5	$1,791	Ps.	23,222	Ps.	11,843	Ps.	12,142
Marketable securities	6	1		12		330		—
Accounts receivable, net	7	720		9,329		8,632		6,363
Inventories	8	625		8,103		7,549		5,007
Recoverable taxes		206		2,673		2,215		2,027
Other current financial assets	20	117		1,523		833		409
Other current assets	9	81		1,035		1,322		821

Total current assets		3,541		45,897		32,724		26,769

Non-current assets:
Investments in associates and joint ventures	10	413		5,352		3,656		2,108
Property, plant and equipment, net	11	3,280		42,517		38,102		28,470
Intangible assets, net	12	5,169		67,013		62,163		43,221
Deferred tax assets	24	122		1,576		1,944		1,790
Other non-current financial assets	20	71		925		845		15
Other non-current assets, net	13	218		2,823		2,304		1,954

Total non-current assets		9,273		120,206		109,014		77,558

TOTAL ASSETS		$12,814	Ps.	166,103	Ps.	141,738	Ps.	104,327

LIABILITIES AND EQUITY
Current liabilities:
Bank loans and notes payable	18	$324	Ps	4,194	Ps	638	Ps.	1,615
Current portion of non-current debt	18	73		945		4,902		225
Interest payable		15		194		206		151
Suppliers		1,096		14,221		11,852		8,988
Accounts payable		352		4,563		3,676		3,752
Taxes payable		321		4,162		3,471		2,300
Other current financial liabilities	20	98		1,271		1,030		991

Total current liabilities		2,279		29,550		25,775		18,022

Non-current liabilities:
Bank loans and notes payable	18	1,911		24,775		16,821		15,245
Post-employment and other non-current employee benefits	16	169		2,188		1,367		1,156
Deferred tax liabilities	24	76		979		706		321
Other non-current financial liabilities	20	37		476		717		734
Provisions and other non-current liabilities	25	255		3,307		3,271		3,414

Total non-current liabilities		2,448		31,725		22,882		20,870

Total liabilities		4,727		61,275		48,657		38,892

Equity:
Capital stock	22	157		2,029		2,009		1,947
Additional paid-in capital		2,583		33,488		27,230		10,533
Retained earnings		4,976		64,501		56,792		50,488
Cumulative other comprehensive income (loss)		126		1,631		3,997		(93)

Equity attributable to equity holders of the parent		7,842		101,649		90,028		62,875

Non-controlling interest in consolidated subsidiaries	21	245		3,179		3,053		2,560

Total equity		8,087		104,828		93,081		65,435

TOTAL LIABILITIES AND EQUITY		$12,814	Ps.	166,103	Ps.	141,738	Ps.	104,327

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of financial position.

CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2012 and 2011

Amounts expressed in millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.), except per share amounts

	Note	2012 (*)	2012		2011

Net sales		$11,332	Ps.	146,907	Ps.	122,638
Other operating revenues		64		832		586

Total revenues		11,396		147,739		123,224
Cost of goods sold		6,102		79,109		66,693

Gross profit		5,294		68,630		56,531
Administrative expenses		480		6,217		5,140
Selling expenses		3,103		40,223		32,093
Other income	19	42		545		685
Other expenses	19	115		1,497		2,060
Interest expense		151		1,955		1,729
Interest income		33		424		616
Foreign exchange gain, net		21		272		61
Gain on monetary position for subsidiaries in hyperinflationary economies		—		—		61
Market value (gain) loss on financial instruments	20	(1)		(13)		138

Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		1,542		19,992		16,794
Income taxes	24	484		6,274		5,667
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	10	14		180		86

Consolidated net income		$1,072	Ps.	13,898	Ps.	11,213

Attributable to:
Equity holders of the parent		$1,028	Ps.	13,333	Ps.	10,662
Non-controlling interest		44		565		551

Consolidated net income		$1,072	Ps.	13,898	Ps.	11,213

Net equity holders of the parent (U.S. dollars and Mexican pesos):
Earnings per share	23	$0.51	Ps.	6.62	Ps.	5.72

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated income statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2012 and 2011

Amounts expressed in millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.)

	Note	2012 (*)	2012		2011

Consolidated net income		$1,072	Ps.	13,898	Ps.	11,213

Other comprehensive income:
Unrealized gain on available-for sale securities, net of taxes	6	—		(2)		4
Valuation of the effective portion of derivative financial instruments, net of taxes	20	(16)		(201)		(3)
Exchange differences on translation of foreign operations		(182)		(2,361)		4,073
Remeasurements of the net defined benefit liability, net of taxes	16	(10)		(125)		(6)

Total comprehensive (loss) income, net of tax		(208)		(2,689)		4,068

Consolidated comprehensive income for the year, net of tax		$864	Ps.	11,209	Ps.	15,281

Attributable to:
Equity holders of the parent		$846	Ps.	10,967	Ps.	14,752
Non-controlling interest		18		242		529

Consolidated comprehensive income for the year, net of tax		$864	Ps.	11,209	Ps.	15,281

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of comprehensive income.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2012 and 2011

Amounts expressed in millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.)

	Capital Stock		Additional Paid-in Capital		Retained Earnings		Unrealized Gain on Available- for- sale Securities		Valuation of the Effective Portion of Derivative Financial Instruments		Exchange Differences on Translation of Foreign Operations		Remeasurements of the Net Defined Benefit Liability		Equity Attributable To Equity Holders of the Parent		Non- Controlling Interest		Total Equity
Balances at January 1, 2011	Ps.	1,947	Ps.	10,533	Ps.	50,488	Ps.	—	Ps.	17	Ps.	—	Ps.	(110)	Ps.	62,875	Ps.	2,560	Ps.	65,435

Net income		—		—		10,662		—		—		—		—		10,662		551		11,213
Other comprehensive income, net of tax		—		—		—		4		27		4,073		(14)		4,090		(22)		4,068

Total comprehensive income		—				10,662		4		27		4,073		(14)		14,752		529		15,281
Dividends declared		—		—		(4,358)		—		—		—		—		(4,358)		(8)		(4,366)
Acquisition of Grupo Tampico		28		7,799		—		—		—		—		—		7,827		—		7,827
Acquisition of Grupo CIMSA		34		8,984		—		—		—		—		—		9,018		—		9,018
Acquisition of non-controlling interest		—		(86)		—		—		—		—		—		(86)		(28)		(114)

Balances at December 31, 2011		2,009		27,230		56,792		4		44		4,073		(124)		90,028		3,053		93,081

Net income		—		—		13,333		—		—		—		—		13,333		565		13,898
Other comprehensive income, net of tax		—		—		—		(2)		(179)		(2,054)		(131)		(2,366)		(323)		(2,689)

Total comprehensive income		—		—		13,333		(2)		(179)		(2,054)		(131)		10,967		242		11,209
Dividends declared		—		—		(5,624)		—		—		—		—		(5,624)		(109)		(5,733)
Acquisition of Grupo Fomento Queretano		20		6,258		—		—		—		—		—		6,278		—		6,278
Acquisition of non-controlling interest		—		—		—		—		—		—		—		—		(7)		(7)

Balances at December 31, 2012	Ps.	2,029	Ps.	33,488	Ps.	64,501	Ps.	2	Ps.	(135)	Ps.	2,019	Ps.	(255)	Ps.	101,649	Ps.	3,179	Ps.	104,828

The accompanying notes are an integral part of these consolidated statements of changes in equity.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2012 and 2011

Amounts expressed in millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.)

	2012 (*)	2012		2011
Cash flows from operating activities:
Income before income taxes	$1,556	Ps.	20,172	Ps.	16,880
Adjustments to reconcile income before taxes:
Non-cash operating expenses	17		218		(8)
Unrealized gain on marketable securities	—		(2)		(4)
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	(14)		(180)		(86)
Depreciation	392		5,078		3,850
Amortization	47		614		369
(Gain) loss on disposal of long-lived assets	(8)		(99)		35
Write-off of long-lived assets	1		14		625
Interest income	(33)		(424)		(617)
Interest expense	139		1,796		1,609
Foreign exchange gain, net	(21)		(272)		(61)
Non-cash movements in post-employment and other non-current employee benefits obligations	44		571		118
Gain on monetary position, net	—		—		(61)
Market value loss on financial instruments	11		138		1
(Increase) decrease:
Accounts receivable and other current assets	(119)		(1,545)		(2,272)
Other current financial assets	(94)		(1,218)		(575)
Inventories	(56)		(731)		(1,828)
Increase (decrease):
Suppliers and other accounts payable	403		5,231		850
Other liabilities	(27)		(346)		(224)
Employee benefits paid	(7)		(88)		(143)
Income taxes paid	(407)		(5,277)		(4,565)

Net cash flows from operating activities	1,824		23,650		13,893

Investing activities:
Acquisition of Grupo Tampico, net of cash acquired (Note 4)	—		—		(2,414)
Acquisition of Grupo CIMSA, net of cash acquired (Note 4)	—		—		(1,912)
Acquisitions of Grupo Fomento Queretano, net of cash acquired (Note 4)	(86)		(1,114)		—
Purchase of marketable securities	—		—		(326)
Proceeds from the sale of marketable securities	20		273		—
Interest received	33		424		639
Acquisitions of long-lived assets	(751)		(9,741)		(6,855)
Proceeds from the sale of long-lived assets	23		293		375
Acquisition of intangible assets	(18)		(235)		(944)
Other non-current assets	(32)		(420)		(140)
Investment in shares	(37)		(469)		(620)

Net cash flows used in investing activities	(848)		(10,989)		(12,197)

Financing activities:
Proceeds from borrowings	1,267		16,429		6,934
Repayment of borrowings	(653)		(8,464)		(2,733)
Interest paid	(131)		(1,694)		(1,580)
Dividends paid	(442)		(5,734)		(4,366)
Acquisition of non-controlling interests	—		(6)		(115)
Other financing activities	(21)		(270)		(1,175)
Payments under finance leases	(15)		(201)		(37)

Net cash flows from / (used in) financing activities	5		60		(3,072)

Net increase (decrease) in cash and cash equivalents	981		12,721		(1,376)
Initial balance of cash and cash equivalents	914		11,843		12,142
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies	(104)		(1,342)		1,077

Ending balance of cash and cash equivalents	$1,791	Ps.	23,222	Ps.	11,843

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of cash flow.

NOTES TO THE CONSOLIDATED STATEMENTS

As of December 31, 2012, 2011 and as of January 1, 2011 ( Date of transition to IFRS )

Amounts expressed in millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.)

note 1. Activities of the Company

Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA” or “the Company”) is a Mexican corporation, mainly engaged in acquiring, holding and transferring all types of bonds, capital stock, shares and marketable securities.

Coca-Cola FEMSA is indirectly owned by Fomento Economico Mexicano, S.A.B. de C.V. (“FEMSA”), which holds 48.9% of its capital stock and 63% of its voting shares and The Coca-Cola Company (“TCCC”), which indirectly owns 28.7% of its capital stock and 37% of its voting shares. The remaining 22.4% of Coca-Cola FEMSA’s shares trade on the Bolsa Mexicana de Valores, S.A.B. de C.V. (BMV: KOFL) and the New York Stock Exchange, Inc. (NYSE: KOF). The address of its registered office and principal place of business is Mario Pani No. 100 Col. Santa Fe Cuajimalpa Delegacion Cuajimalpa de Morelos, Mexico D.F. 05348, Mexico.

Coca-Cola FEMSA and its subsidiaries (the “Company”), as an economic unit, are engaged in the production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela, Brazil and Argentina.

As of December 31, 2012 and 2011 the most significant subsidiaries over which the Company exercises control are:

Company	Activity	Country	Ownership percentage 2012	Ownership percentage 2011
Propimex, S. de R.L. de C.V.	Manufacturing and distribution	Mexico	100.00%	100.00%
Controladora Interamericana de Bebidas, S. de R.L. de C.V.	Holding	Mexico	100.00%	100.00%
Spal Industria Brasileira de Bebidas, S.A.	Manufacturing and distribution	Brazil	98.25%	97.93%
Coca-Cola Femsa de Venezuela, S.A.	Manufacturing and distribution	Venezuela	100.00%	100.00%
Industria Nacional de Gaseosas, S.A.	Manufacturing and distribution	Colombia	100.00%	100.00%

note 2. Basis of Preparation

2.1 Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements of the Company for the year ended December 31, 2012 are the first annual financial statements that comply with IFRS and where IFRS 1, First Time Adoption of International Financial Reporting Standards, has been applied.

The Company’s transition date to IFRS is January 1, 2011 and management prepared the opening balance sheet under IFRS as of that date. For periods up to and including the year ended December 31, 2011, the Company prepared its consolidated financial information under Mexican Financial Reporting Standards (“Mexican FRS”). The differences in the requirements for recognition, measurement and presentation between IFRS and Mexican FRS were reconciled for purposes of the Company’s equity at the date of transition and at December 31, 2011, and for purposes of consolidated comprehensive income for the year ended December 31, 2011. Reconciliations and explanations of how the transition to IFRS has affected the consolidated financial position, financial performance and cash flows of the Company are provided in Note 27.

The Company’s consolidated financial statements and notes were authorized for issuance by the Company’s Chief Executive Officer Carlos Salazar Lomelín and Chief Financial and Administrative Officer Héctor Treviño Gutiérrez on February 22, 2013. Those consolidated financial statements and notes were then approved by the Company’s Board of Directors on February 26, 2013 and by the Shareholders on March 5, 2013. The consolidated financial statements included in the Company’s 2012 Form 20-F were the same as those previously approved, although they were supplemented for subsidiary guarantor financial statement disclosures. Those consolidated financial statements were approved for issuance in the Company’s annual report on Form 20-F by the Company’s Chief Executive Officer and Chief Financial Officer on March 14, 2013, and subsequent events have been considered through that date (See Note 30).

The accompanying consolidated financial statements are the same as those included in the Company’s 2012 Form 20-F, except that Note 29 has been updated to reflect additional subsidiary guarantor disclosures in connection with a filing with the SEC.

2.2 Basis of measurement and presentation

The consolidated financial statements have been prepared on the historical cost basis except for the following:

•	Available-for-sale investments

•	Derivative financial instruments

•	Trust assets of post-employment and other non-current employee benefit plans

The financial statements of subsidiaries whose functional currency is the currency of a hyperinflationary economy are stated in terms of the measuring unit current at the end of the reporting period.

2.2.1 Presentation of consolidated income statement

The Company classifies its costs and expenses by function in the consolidated income statement, in order to conform to the industry practices where the Company operates.

2.2.2 Presentation of consolidated statements of cash flows.

The Company’s consolidated statement of cash flows is presented using the indirect method.

2.2.3 Convenience translation to U.S. dollars ($)

The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”) and rounded to the nearest million unless stated otherwise. However, solely for the convenience of the readers, the consolidated balance sheet as of December 31, 2012, the consolidated statements of income, the consolidated statement of comprehensive income and consolidated statement of cash flows for the year ended December 31, 2012 were converted into U.S. dollars at the exchange rate of 12.9635 pesos per U.S. dollar as published by the Federal Reserve Bank of New York as of that date. This arithmetic conversion should not be construed as representations that the amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate.

2.3 Critical accounting judgments and estimates

In the application of the Company’s accounting policies, which are described in Note 3, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

2.3.1 Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

2.3.1.1 Impairment of indefinite lived intangible assets, goodwill and other depreciable long-lived assets

Intangible assets with indefinite lives as well as goodwill are subject to annual impairment tests. An impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in arm’s length transactions of similar assets or observable market prices less incremental costs for disposing of the asset. In order to determine whether such assets are impaired, the Company initially calculates an estimation of the value in use of the cash-generating units to which such assets have been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. The Company reviews annually the carrying value of our intangible assets with indefinite lives and goodwill for impairment based on recognized valuation techniques. While the Company believes that its estimates are reasonable, different assumptions regarding such estimates could materially affect its evaluations. Impairment losses are recognized in current earnings in the period the related impairment is determined.

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. The key assumptions used to determine the recoverable amount for the Company’s CGUs, including a sensitivity analysis, are further explained in Notes 3.15 and 12.

2.3.1.2 Useful lives of property, plant and equipment and intangible assets with defined useful lives

Property, plant and equipment, including returnable bottles as they are expected to provide benefits over a period of more than one year, as well as intangible assets with defined useful lives are depreciated/amortized over their estimated useful lives. The Company bases it estimates on the experience of its technical personnel as well as based on its experience in the industry for similar assets, see Notes 3.11, 11 and 12

2.3.1.3 Post-employment and other non-current employee benefits

The Company annually evaluates the reasonableness of the assumptions used in its post-employment and other non-current employee benefit computations. Information about such assumptions is described in Note 16.

2.3.1.4 Income taxes

Deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. For its Mexican subsidiaries, the Company recognizes deferred income taxes, based on its financial projections depending on whether it expects to incur the regular income tax (“ISR”) or the business flat tax (“IETU”) in the future. Additionally, the Company regularly reviews its deferred tax assets for recoverability, and records a deferred tax asset based on its judgment regarding the probability of historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences, see Note 24.

2.3.1.5 Tax, labor and legal contingencies and provisions

The Company is subject to various claims and contingencies related to tax, labor and legal proceedings as described in Note 25. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management periodically assesses the probability of loss for such contingencies and accrues a provision and/ or discloses the relevant circumstances, as appropriate. If the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a provision for the estimated loss.

2.3.1.6 Valuation of financial instruments

The Company is required to measure all derivative financial instruments at fair value.

The fair values of derivative financial instruments are determined considering quoted prices in recognized markets. If such instruments are not traded, fair value is determined by applying techniques based upon technical models supported by sufficient reliable and verifiable data, recognized in the financial sector. The Company bases its forward price curves upon market price quotations. Management believes that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of financial instruments, see Note 20.

2.3.1.7 Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities assumed by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

•	deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12, Income Taxes and IAS 19, Employee Benefits, respectively;

•	liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Company entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2, Share- based Payment at the acquisition date, see Note 3.23; and

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that Standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the Company previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the Company previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

For each business combination, the Company elects whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets.

2.3.1.8 Investments in associates

If the Company holds, directly or indirectly, 20 per cent or more of the voting power of the investee, it is presumed that it has significant influence, unless it can be clearly demonstrated that this is not the case. If the Company holds, directly or indirectly, less than 20 per cent of the voting power of the investee, it is presumed that the Company does not have significant influence, unless such influence can be clearly demonstrated. Decisions regarding the propriety of utilizing the equity method of accounting for a less than 20 per cent-owned corporate investee requires a careful evaluation of voting rights and their impact on the Company’s ability to exercise significant influence. Management considers the existence of the following circumstances, which may indicate that the Company is in a position to exercise significant influence over a less than 20 per cent-owned corporate investee:

•	representation on the board of directors or equivalent governing body of the investee;

•	participation in policy-making processes, including participation in decisions about dividends or other distributions;

•	material transactions between the Company and the investee;

•	interchange of managerial personnel; or

•	provision of essential technical information.

Management also considers the existence and effect of potential voting rights that are currently exercisable or currently convertible should also be considered when assessing whether the Company has significant influence.

In addition, the Company evaluates the indicators that provide evidence of significant influence:

•	the Company’s extent of ownership is significant relative to other shareholdings (i.e. a lack of concentration of other shareholders);

•	the Company’s significant shareholders, its parent, fellow subsidiaries, or officers of the Company, hold additional investment in the investee; and

•	the Company is a part of significant investee committees, such as the executive committee or the finance committee.

note 3. Significant Accounting Policies

3.1 Basis of consolidation

The consolidated financial statements incorporate the financial statements of Coca-Cola FEMSA and subsidiaries controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. Total consolidated net income and comprehensive income of subsidiaries is attributed to the controlling interest and to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by the Company.

All intercompany transactions, balances, income and expenses have been eliminated in the consolidated financial statements.

Note 1 to the consolidated financial statements lists significant subsidiaries that are controlled by the Company as of December 31, 2012 and 2011.

3.1.1 Acquisitions of non-controlling interests

Acquisitions of non-controlling interests are accounted for as transactions with owners in their capacity as owners and therefore no goodwill is recognized as a result. Adjustments to non-controlling interests arising from transactions that do not involve the loss of control are measured at carrying amount and reflected in equity, as part of additional paid in capital.

3.1.2 Loss of control

Upon the loss of control, the Company derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in consolidated net income. If the Company retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. Subsequently it is accounted for as an equity method or as a financial asset depending on the level of influence retained.

3.2 Business combinations

Business combinations are accounted for using the acquisition method at the acquisition date, which is the date on which control is transferred to the Company. In assessing control, the Company takes into consideration potential voting rights that are currently exercisable.

The Company measures goodwill at the acquisition date as the fair value of the consideration transferred plus the fair value of any previously-held equity interest in the acquiree and the recognized amount of any non-controlling interests in the acquiree (if any), less the net recognized amount of the identifiable assets acquired and liabilities assumed. If after reassessment, the excess is negative, a bargain purchase gain is recognized in consolidated net income at the time of the acquisition.

Costs related to the acquisition, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

Any contingent consideration payable is recognized at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not remeasured and settlement is accounted for within equity. Otherwise, if after reassessment subsequent changes to the fair value of the contingent considerations are recognized in consolidated net income.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete, and discloses that its allocation is preliminary in nature. Those provisional amounts are adjusted during the measurement period (not greater than 12 months), or additional assets or liabilities are recognised, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognised at that date.

3.3 Foreign currencies and consolidation of foreign subsidiaries, investments in associates and joint ventures

In preparing the financial statements of each individual subsidiary, investment in associates and joint venture, transactions in currencies other than the individual entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not remeasured.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise except for:

•	The variations in the net investment in foreign subsidiaries generated by exchange rate fluctuation are included in the cumulative translation adjustment, which is recorded in equity as part of the cumulative translation adjustment within the cumulative other comprehensive income.

•	Intercompany financing balances with foreign subsidiaries that are considered as non-current investments, since there is no plan to pay such financing in the foreseeable future. Monetary position and exchange rate fluctuation regarding this financing is included in the cumulative translation adjustment, which is recorded in equity as part of the cumulative translation adjustment within the cumulative other comprehensive income.

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks.

For incorporation into the Company’s consolidated financial statements, each foreign subsidiary, associates or joint venture’s individual financial statements are translated into Mexican pesos, as described as follows:

•	For hyperinflationary economic environments, the inflation effects of the origin country are recognized, and subsequently translated into Mexican pesos using the year-end exchange rate for the consolidated statements of financial position and consolidated income statement and comprehensive income; and

•	For non-inflationary economic environments, assets and liabilities are translated into Mexican pesos using the year-end exchange rate, equity is translated into Mexican pesos using the historical exchange rate, and the income statement and comprehensive income is translated using the exchange rate at the date of each transaction. The Company uses the average exchange rate of each month only if the exchange rate does not fluctuate significantly.

		Exchange Rates of Local Currencies Translated to Mexican Pesos
								Exchange Rate as of
		Average Exchange Rate for				December 31,		December 31,		January 1,
Country or Zone	Functional / Currency	2012		2011		2012		2011		2011 (1)
Mexico	Mexican peso	Ps.	1.00	Ps	1.00	Ps.	1.00	Ps.	1.00	Ps.	1.00
Guatemala	Quetzal		1.68		1.59		1.65		1.79		1.54
Costa Rica	Colon		0.03		0.02		0.03		0.03		0.02
Panama	U.S. dollar		13.17		12.43		13.01		13.98		12.36
Colombia	Colombian peso		0.01		0.01		0.01		0.01		0.01
Nicaragua	Cordoba		0.56		0.55		0.54		0.61		0.56
Argentina	Argentine peso		2.90		3.01		2.65		3.25		3.11
Venezuela	Bolivar		3.06		2.89		3.03		3.25		2. 87
Brazil	Reais		6.76		7.42		6.37		7.45		7.42

(1)	December 31, 2010 exchange rates used for conversion of financial information as of the opening balance sheet on January 1, 2011.

The Company has operated under exchange controls in Venezuela since 2003 that affect its ability to remit dividends abroad or make payments other than in local currencies and that may increase the real price of raw materials purchased in local currency. In January 2010, the Venezuelan government announced a devaluation of its official exchange rate to 4.30 bolivars to one U.S. dollar.

The translation of the financial statements of the Company’s Venezuelan subsidiary is performed using the exchange rate of 4.30 Bolivars per U.S. dollar (See also Note 30).

On the disposal of a foreign operation (i.e. a disposal of the Company’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in other comprehensive income in respect of that operation attributable to the owners of the Company are recognized in the consolidated income statement.

In addition, in relation to a partial disposal of a subsidiary that does not result in the Company losing control over the subsidiary, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss.

Goodwill and fair value adjustments on identifiable assets and liabilities acquired arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the rate of exchange prevailing at the end of each reporting period. Foreign exchange differences arising are recognized in equity as part of the cumulative translation adjustment.

The translation of assets and liabilities denominated in foreign currencies into Mexican pesos is for consolidation purposes and does not indicate that the Company could realize or settle the reported value of those assets and liabilities in Mexican pesos. Additionally, this does not indicate that the Company could return or distribute the reported Mexican peso value equity to its shareholders.

3.4 Recognition of the effects of inflation in countries with hyperinflationary economic environments

The Company recognizes the effects of inflation on the financial information of its Venezuelan subsidiary that operates in hyperinflationary economic environments (when cumulative inflation of the three preceding years is approaching, or exceeds, 100% or more in addition to other qualitative factors), which consists of:

•	Using inflation factors to restate non-monetary assets, such as inventories, property, plant and equipment, intangible assets, including related costs and expenses when such assets are consumed or depreciated.

•	Applying the appropriate inflation factors to restate capital stock, additional paid-in capital, net income, retained earnings and items of other comprehensive income by the necessary amount to maintain the purchasing power equivalent in the currency of the corresponding hyperinflationary country on the dates such capital was contributed or income was generated up to the date of these consolidated financial statements are presented; and

•	Including the monetary position gain or loss in consolidated net income.

The Company restates the financial information of its subsidiaries that operate in hyperinflationary economic environments using the consumer price index of each country.

As of December 31, 2012, 2011, and January 1, 2011, the operations of the Company are classified as follows:

Country	Cumulative Inflation 2010-2012	Type of Economy	Cumulative Inflation 2009-2011	Type of Economy	Cumulative Inflation 2008-2010	Type of Economy
Mexico	12.3%	Non-hyperinflationary	12.3%	Non-hyperinflationary	15.2%	Non-hyperinflationary
Guatemala	15.8%	Non-hyperinflationary	11.6%	Non-hyperinflationary	15.0%	Non-hyperinflationary
Costa Rica	15.9%	Non-hyperinflationary	15.3%	Non-hyperinflationary	25.4%	Non-hyperinflationary
Panama	16.7%	Non-hyperinflationary	13.7%	Non-hyperinflationary	14.1%	Non-hyperinflationary
Colombia	9.6%	Non-hyperinflationary	9.1%	Non-hyperinflationary	13.3%	Non-hyperinflationary
Nicaragua	25.7%	Non-hyperinflationary	18.6%	Non-hyperinflationary	25.4%	Non-hyperinflationary
Argentina	34.6%	Non-hyperinflationary	30.8%	Non-hyperinflationary	28.1%	Non-hyperinflationary
Venezuela	94.8%	Hyperinflationary	102.9%	Hyperinflationary	108.2%	Hyperinflationary
Brazil	19.4%	Non-hyperinflationary	17.4%	Non-hyperinflationary	17.4%	Non-hyperinflationary

While the Venezuelan economy’s cumulative inflation rate for the period 2010-2012 was less than 100%, it was approaching 100%, and qualitative factors support its continued classification as a hyper-inflationary economy.

3.5 Cash and cash equivalents

Cash is measured at nominal value and consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed rate investments, both with maturities of three months or less at the acquisition date and are recorded at acquisition cost plus interest income not yet received, which is similar to market prices.

The Company also maintains restricted cash held as collateral to meet certain contractual obligations (see Note 20). Restricted cash is presented within other current financial assets given that the restrictions are short-term in nature.

3.6 Financial assets.

Financial assets are classified into the following specified categories: “fair value through profit or loss (FVTPL)”, “held-to-maturity investments”, “available-for-sale” and “loans and receivables”. The classification depends on the nature and purpose of holding the financial assets and is determined at the time of initial recognition.

When a financial asset or financial liability is recognized initially, the Company measures it at its fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

The Company’s financial assets include cash and cash equivalents, marketable securities, loans and receivables, derivative financial instruments and other financial assets.

3.6.1 Effective interest rate method

The effective interest rate method is a method of calculating the amortized cost of loans and receivables and other financial assets (designated as held to maturity) and of allocating interest income/expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

3.6.2 Marketable securities

Marketable securities consist of debt securities and bank deposits with maturities of more than three months at the acquisition date. Management determines the appropriate classification of investments at the time of purchase and assesses such designation as of each reporting date, see Note 6.

3.6.2.1 Available-for-sale marketable securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income. Interest and dividends on investments classified as available-for-sale are included in interest income. The fair values of the investments are readily available based on quoted market prices. The exchange effects of securities available for sale are recognized in the consolidated income statement in the period in which they arise.

3.6.2.2 Held-to maturity marketable securities are those that the Company has the positive intent and ability to hold to maturity, and are carried at acquisition cost which includes any cost of purchase and premium or discount related to the investment which is amortized over the life of the investment based on its outstanding balance utilizing the effective interest method less any impairment. Interest and dividends on investments classified as held-to maturity are included in interest income. As of December 31, 2012, December 31, 2011 and January 1, 2011 there were no investments classified as held to maturity.

3.6.3 Loans and receivables

Loans and receivables are non-derivative financial instruments with fixed or determinable payments that are not quoted in an active market. Loans and receivables with a relevant period (including trade and other receivables) are measured at amortized cost using the effective interest method, less any impairment.

Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial. For the years ended December 31, 2012 and 2011 the interest income recognized in the interest income line item within the consolidated statements of income is Ps. 58 and Ps. 40, respectively.

3.6.4 Other financial assets

Other financial assets are non current accounts receivable and derivative financial instruments. Other financial assets with a relevant period are measured at amortized cost using the effective interest method, less any impairment.

3.6.5 Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial assets that can be reliably estimated.

Evidence of impairment may include indicators as follows:

•	Significant financial difficulty of the issuer or counterparty; or

•	Default or delinquent in interest or principal payments; or

•	It becoming probable that the borrower will enter bankruptcy or financial re-organization; or

•	The disappearance of an active market for that financial asset because of financial difficulties.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance for doubtful accounts. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in consolidated net income.

3.6.6 Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	The rights to receive cash flows from the financial asset have expired, or

•	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

3.6.7 Offsetting of financial instruments

Financial assets are required to be offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only when the Company:

•	Currently has an enforceable legal right to offset the recognized amounts, and

•	Intends to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

3.7 Derivative financial instruments

The Company is exposed to different risks related to cash flows, liquidity, market and third party credit. As a result, the Company contracts different derivative financial instruments in order to reduce its exposure to the risk of exchange rate fluctuations between the Mexican peso and other currencies, and interest rate fluctuations associated with its borrowings denominated in foreign currencies and the exposure to the risk of fluctuation in the costs of certain raw materials.

The Company values and records all derivative financial instruments and hedging activities, in the consolidated statement of financial position as either an asset or liability measured at fair value, considering quoted prices in recognized markets. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models supported by sufficient, reliable and verifiable market data, recognized in the financial sector. Changes in the fair value of derivative financial instruments are recorded each year in current earnings or as a component of cumulative other comprehensive income based on the item being hedged and the effectiveness of the hedge.

3.7.1 Hedge accounting

The Company designates certain hedging instruments, which include derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

3.7.2 Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading valuation of the effective portion of derivative financial instruments. The gain or loss relating to the ineffective portion is recognized immediately in consolidated net income, and is included in the market value (gain) loss on financial instruments line item within the consolidated statements of income.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to consolidated net income in the periods when the hedged item is recognized in consolidated net income, in the same line of the consolidated statement of income as the recognized hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in cumulative other comprehensive income in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in consolidated net income. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in consolidated net income.

3.8 Inventories and cost of goods sold

Inventories are measured at the lower of cost and net realizable value. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

Inventories represent the acquisition or production cost which is incurred when purchasing or producing a product, and are based on the weighted average cost formula.

Cost of goods sold is based on average cost of the inventories at the time of sale. Cost of goods sold includes expenses related to the purchase of raw materials used in the production process, as well as labor costs (wages and other benefits), depreciation of production facilities, equipment and other costs, including fuel, electricity, equipment maintenance, inspection and plant transfer costs.

3.9 Other current assets

Other current assets, which will be realized within a period of less than one year from the reporting date, are comprised of prepaid assets and agreements with customers.

Prepaid assets principally consist of advances to suppliers of raw materials, advertising, promotional, leasing and insurance expenses, and are recognized as other assets at the time of the cash disbursement, and are unrecognized in the consolidated statement of financial position or consolidated income statement caption when the risks and rewards of the related goods have been transferred to the Company or services have been received, respectively.

The Company has prepaid advertising costs which consist of television and radio advertising airtime paid in advance. These expenses are generally amortized over the period based on the transmission of the television and radio spots. The related production costs are recognized in consolidated net income as incurred.

The Company has agreements with customers for the right to sell and promote the Company’s products over a certain period. The majority of these agreements have terms of more than one year, and the related costs are amortized using the straight-line method over the term of the contract, with amortization presented as a reduction of net sales. During the years ended December 31, 2012 and 2011, such amortization aggregated to Ps. 970 and Ps. 793, respectively. The costs of agreements with terms of less than one year recorded as a reduction in net sales when incurred.

3.10 Investments in associates and joint ventures

Investments in associates are those entities in which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but not control, over the financial and operating policies.

Investment in associate is accounted for using the equity method and initial recognition comprises the investment’s purchase price and any directly attributable expenditure necessary to acquire it.

The consolidated financial statements include the Company’s share of the consolidated net income and other comprehensive income, after adjustments to align the accounting policies with those of the Company, from the date that significant influence commences until the date that significant influence ceases.

When the Company’s share of losses exceeds the carrying amount of the associate, including any non-current investments, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has a legal or constructive obligation or has made payments on behalf of the associate.

Goodwill identified at the acquisition date is presented as part of the investment in shares of the associate in the consolidated statement of financial position. Any goodwill arising on the acquisition of the Company’s interest in associate is accounted for in accordance with the Company’s accounting policy for goodwill arising in a business combination, see Note 3.2.

After application of the equity method, the Company determines whether it is necessary to recognize an additional impairment loss on its investment in its associate. For investments in shares, the Company determines at each reporting date whether there is any objective evidence that the investment in shares is impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the share of the profit or loss of associates and joint ventures accounted for using the equity method in the consolidated statements of income.

3.10.1 Interest in joint ventures

The Company has interests in joint ventures whose are jointly controlled entities, whereby the venturers have a contractual arrangement that establishes joint control over the economic activities of the entity. The arrangement requires unanimous agreement for financial and operating decisions among the venturers.

The Company recognizes its interest in the joint ventures using the equity method.

The financial statements of the joint ventures are prepared for the same reporting period as the Company. Adjustments are made where necessary to bring the accounting policies in line with those of the Company.

3.11 Property, plant and equipment

Property, plant and equipment are initially recorded at their cost of acquisition and/or construction and are presented net of accumulated depreciation and/or accumulated impairment losses, if any. The borrowing costs related to the acquisition or construction of qualifying asset is capitalized as part of the cost of that asset.

Major maintenance costs are capitalized as part of total acquisition cost. Routine maintenance and repair costs are expensed as incurred.

Investments in progress consist of long-lived assets not yet in service, in other words, that are not yet used for the purpose that they were bought, built or developed. The Company expects to complete those investments during the following 12 months.

Depreciation is computed using the straight-line method over acquisition cost. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted and depreciated for as separate items (major components) of property, plant and equipment. The Company estimates depreciation rates, considering the estimated useful lives of the assets.

The estimated useful lives of the Company’s principal assets are as follows:

Years
Buildings	40 – 50
Machinery and equipment	10 – 20
Distribution equipment	7 – 15
Refrigeration equipment	5 – 7
Returnable bottles	1.5 – 4
Other equipment	3 – 10

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds (if any) and the carrying amount of the asset and is recognized in consolidated net income.

Returnable and non-returnable bottles:

The Company has two types of bottles: returnable and non-returnable.

•	Non returnable: Are recorded in consolidated net income at the time of product sale.

•	Returnable: Are classified as long-lived assets as a component of property, plant and equipment. Returnable bottles are recorded at acquisition cost; for countries with hyperinflationary economies, restated according to IAS 29. Depreciation of returnable bottles is computed using the straight-line method considering their estimated useful lives.

There are two types of returnable bottles:

•	Those that are in the Company’s control within its facilities, plants and distribution centers; and

•	Those that have been placed in the hands of customers, but still belong to the Company.

Returnable bottles that have been placed in the hands of customers are subject to an agreement with a retailer pursuant to which the Company retains ownership. These bottles are monitored by sales personnel during periodic visits to retailers and the Company has the right to charge any breakage identified to the retailer. Bottles that are not subject to such agreements are expensed when placed in the hands of retailers.

The Company’s returnable bottles in the market and for which a deposit from customers has been received are depreciated according to their estimated useful lives.

3.12 Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Borrowing costs may include:

•	interest expense;

•	finance charges in respect of finance leases; and

•	exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

Interest income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in consolidated net income in the period in which they are incurred.

3.13 Intangible assets

Intangible assets are identifiable non monetary assets without physical substance and represent payments whose benefits will be received in future years. Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. The useful lives of intangible assets are assessed as either finite or indefinite, in accordance with the period over which the Company expects to receive the benefits.

Intangible assets with finite useful lives are amortized and mainly consist of information technology and management system costs incurred during the development stage which are currently in use. Such amounts are capitalized and then amortized using the straight-line method over their expected useful lives. Expenses that do not fulfill the requirements for capitalization are expensed as incurred.

Amortized intangible assets, such as finite lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable through its expected future cash flows.

Intangible assets with an indefinite life are not amortized and are subject to impairment tests on an annual basis as well as whenever certain circumstances indicate that the carrying amount of those intangible assets exceeds their recoverable value.

The Company’s intangible assets with an indefinite life mainly consist of rights to produce and distribute Coca-Cola trademark products in the Company’s territories. These rights are contained in agreements that are standard contracts that The Coca-Cola Company has with its bottlers.

In Mexico, the Company has eight bottler agreements for Coca-Cola FEMSA’s territories in Mexico; two expire in June 2013, two expire in May 2015 and additionally four contracts that arose from the merger with Grupo Tampico, CIMSA and Grupo Fomento Queretano, expire in September 2014, April and July 2016 and August 2013, respectively. The bottler agreement for Argentina expires in September 2014, for Brazil expires in April 2014, in Colombia in June 2014, in Venezuela in August 2016, in Guatemala in March 2015, in Costa Rica in September 2017, in Nicaragua in May 2016 and in Panama in November 2014. All of the Company’s bottler agreements are renewable for ten-year terms. These bottler agreements are automatically renewable for ten-year term, subject to the right of either party to give prior notice that it does not wish to renew the agreement. In addition, these agreements generally may be terminated in the case of material breach. Termination would prevent the Company from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on the Company’s business, financial conditions, results from operations and prospects.

3.14 Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Company is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Company will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

3.15 Impairment of non financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGUs, or otherwise they are allocated to the smallest CGUs for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

For goodwill and other indefinite lived intangible assets, the Company tests for impairment on an annual basis and whenever certain circumstances indicate that the carrying amount of the cash generating unit might exceed its implied fair value.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in consolidated net income.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in consolidated net income. Impairment losses related to goodwill are not reversible.

As of December, 31 2012, 2011 and January 1 2011, there was no impairment recognized in non financial assets.

3.16 Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated statement of financial position as a finance lease obligation. Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in consolidated net income, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs. Contingent rentals are recognized as expenses in the periods in which they are incurred. Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred. In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Leasehold improvements, on operating leases are amortized using the straight-line method over the shorter of either the useful life of the assets or the related lease term.

3.17 Financial liabilities and equity instruments

3.17.1 Classification as debt or equity

Debt and equity instruments issued by a group entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

3.17.2 Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

3.17.3 Financial liabilities

Initial recognition and measurement

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at FVTPL, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value plus, in the case of loans and borrowings, directly attributable transaction costs.

The Company financial liabilities include trade and other payables, loans and borrowings, and derivative financial instruments, see Note 3.7.

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below:

3.17.4 Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in the consolidated statements of income when the liabilities are derecognized as well as through the effective interest method amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest method. The effective interest method amortization is included in interest expense in the consolidated statements of income.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statements of income.

3.18 Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (where the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

The Company recognizes a provision for a loss contingency when it is probable (i.e. the probability that the event will occur is greater than the probability that it will not) that certain effects related to past events, would materialize and can be reasonably quantified. These events and their financial impact are also disclosed as loss contingencies in the consolidated financial statements when the risk of loss is deemed to be other than remote. The Company does not recognize an asset for a gain contingency until the gain is realized, see Note 25.

Restructuring provisions are recognized only when the recognition criteria for provisions are fulfilled. The Company has a constructive obligation when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs, and an appropriate timeline. Furthermore, the employees affected must have been notified of the plans main features.

3.19 Post-employment and other non-current employee benefits

Post-employment and other non-current employee benefits, which are considered to be monetary items, include obligations for pension and post-employment plans and seniority premiums, all based on actuarial calculations, using the projected unit credit method.

In Mexico and Brazil, the economic benefits and retirement pensions are granted to employees with 10 years of service and minimum age of 60 and 65, respectively. In accordance with Mexican Labor Law, the Company provides seniority premium benefits to its employees under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.

For defined benefit retirement plans and other non-current employee benefits, such as the Company’s sponsored pension and retirement plans and seniority premiums, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each reporting period. All remeasurements of the Company’s defined benefit obligation such as actuarial gains and losses are recognized directly in other comprehensive income (“OCI”). The Company presents service costs within cost of goods sold administrative and selling expenses in the consolidated statements of income. The Company presents net interest cost within interest expense in the consolidated statements of income. The projected benefit obligation recognized in the consolidated statement of financial position represents the present value of the defined benefit obligation as of the end of each reporting period. Certain subsidiaries of the Company have established plan assets for the payment of pension benefits and seniority premiums through irrevocable trusts of which the employees are named as beneficiaries, which serve to increase the funded status of such plans’ related obligations.

Costs related to compensated absences, such as vacations and vacation premiums, are recognized on an accrual basis. Cost for mandatory severance benefits are recorded as incurred.

The Company recognizes a liability and expense for termination benefits at the earlier of the following dates:

a.	When it can no longer withdraw the offer of those benefits; and

b.	When it recognizes costs for a restructuring that is within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and involves the payment of termination benefits.

The Company is demonstrably committed to a termination when, and only when, the entity has a detailed formal plan for the termination and is without realistic possibility of withdrawal.

A settlement occurs when an employer enters into a transaction that eliminates all further legal of constructive obligations for part or all of the benefits provided under a defined benefit plan. A curtailment arises from an isolated event such as closing of a plant, discontinuance of an operation or termination or suspension of a plan. Gains or losses on the settlement or curtailment of a defined benefit plan are recognized when the settlement or curtailment occurs.

3.20 Revenue recognition

Sales of products are recognized as revenue upon delivery to the customer, and once all the following conditions are satisfied:

•	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	The amount of revenue can be measured reliably;

•	It is probable that the economic benefits associated with the transaction will flow to the Company; and

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

All of the above conditions are typically met at the point in time that goods are delivered to the customer at the customers’ facilities. Net sales reflect units delivered at list prices reduced by promotional allowances, discounts and the amortization of the agreements with customers to obtain the rights to sell and promote the Company’s products.

During 2007 and 2008, the Company sold certain of its private label brands to The Coca-Cola Company. Because the Company has significant continuing involvement with these brands, proceeds received from The Coca-Cola Company were initially deferred and are being amortized against the related costs of future product sales over the estimated period of such sales. The balance of unearned revenues as of December 31, 2012 and 2011 and as of January 1, 2011 amounted to Ps. 98, Ps. 302 and Ps. 547, respectively. As of December 31, 2012 and 2011 and as of January 1, 2011, the current portions of such amounts presented within other current liabilities, amounted to Ps. 61, Ps. 197 and Ps. 276 at, respectively.

Rendering of services and other

Revenue arising from services of sales of waste material and packing of raw materials are recognized in the other operating income caption in the consolidated income statement.

The Company recognized these transactions as revenues in accordance with the requirements established in the IAS 18, delivery of goods and rendering of services, which are:

a) The amount of revenue can be measured reliably;

b) It is probable that the economic benefits associated with the transaction will flow to the entity;

c) The stage of completion of the transaction at the end of the reporting period can be measured reliably; and d) The costs incurred for the transaction and the costs to complete the transaction can be measured reliably. Interest income

Revenue arising from the use by others of entity assets yielding interest is recognized once all the following conditions are satisfied:

•	It is probable that the economic benefits associated with the transaction will flow to the entity; and

•	The amount of the revenue can be measured reliably.

For all financial instruments measured at amortized cost and interest bearing financial assets classified as available-for-sale, interest income or expense is recorded using the effective interest rate (“EIR”), which is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. The related Interest income is included in the consolidated statements of income.

3.21 Administrative and selling expenses

Administrative expenses include labor costs (salaries and other benefits, including employee profit sharing (“PTU”) of employees not directly involved in the sale of the Company’s products, as well as professional service fees, the depreciation of office facilities, amortization of capitalized information technology system implementation costs and any other similar costs.

Selling expenses include:

•	Distribution: labor costs (salaries and other related benefits), outbound freight costs, warehousing costs of finished products, write off of returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2012 and 2011, these distribution costs amounted to Ps. 16,839 and Ps. 14,967, respectively;

•	Sales: labor costs (salaries and other benefits including PTU) and sales commissions paid to sales personnel;

•	Marketing: labor costs (salaries and other benefits), promotional expenses and advertising costs.

PTU is paid by the Company’s Mexican and Venezuelan subsidiaries to its eligible employees. In Mexico, employee profit sharing is computed at the rate of 10% of the individual company taxable income, except for considering cumulative dividends received from resident legal persons in Mexico, depreciation of historical rather restated values, foreign exchange gains and losses, which are not included until the asset is disposed of or the liability is due and other effects of inflation are also excluded. In Venezuela, employee profit sharing is computed at a rate equivalent to 15% of after tax income, and it is no more than four months of salary.

3.22 Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax. Income taxes are charged to consolidated net income as they are incurred, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

3.22.1 Current income taxes

Income taxes are recorded in the results of the year they are incurred.

3.22.2 Deferred income taxes

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized and if any, future benefits from tax loss carry forwards and certain tax credits. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred income taxes are classified as a non-current asset or liability, regardless of when the temporary differences are expected to reverse.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

3.23 Share-based payments transactions

Senior executives of the Company receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments. The equity instruments are granted and then held by a trust controlled by FEMSA. They are accounted for as equity settled transactions. The award of equity instruments is granted to a fixed value.

Share-based payments to employees are measured at the fair value of the equity instruments at the grant date. The fair value determined at the grant date of the share-based payments is expensed and recognized based on the graded vesting method over the vesting period.

3.24 Earnings per share

The Company presents basic earnings per share (EPS) data for its shares. The Company does not have potentially dilutive shares and therefore its basic earnings per share is equivalent to its diluted earnings per share. Basic EPS is calculated by dividing the net income attributable to controlling interest by the weighted average number of shares outstanding during the period adjusted for the weighted average of own shares purchased in the year.

3.25 Issuance of-stock

The Company recognizes the issuance of own stock as an equity transaction. The difference between the book value of the shares issued and the amount contributed by the non-controlling interest holder or third party is recorded as additional paid-in capital.

note 4. Mergers, Acquisitions and Disposals

4.1 Mergers and Acquisitions

The Company made certain business mergers and acquisitions that were recorded using the acquisition method of accounting. The results of the acquired operations have been included in the consolidated financial statements since the date on which the Company obtained control of the business, as disclosed below. Therefore, the consolidated statements of income and the consolidated statements of financial position in the years of such acquisitions are not comparable with previous periods. The consolidated statements of cash flows for the years ended December 31, 2012 and 2011 show the merged and acquired operations net of the cash related to those mergers and acquisitions.

4.1.1 Merger with Grupo Fomento Queretano

On May 4, 2012, Coca-Cola FEMSA completed the merger of 100% of Grupo Fomento Queretano, S.A.P.I. (“Grupo Fomento Queretano”) a bottler of Coca-Cola trademark products in the state of Queretaro, Mexico. This acquisition was made so as to reinforce Coca-Cola FEMSA’s leadership position in Mexico and Latin America. The transaction involved the issuance of 45,090,375 shares of previously unissued Coca-Cola FEMSA L shares, along with the cash payment prior to closing of Ps. 1,221, in exchange for 100% share ownership of Grupo Fomento Queretano, which was accomplished through a merger. The total purchase price was Ps. 7,496 based on a share price of Ps. 139.22 per share on May 4, 2012. Transaction related costs of Ps. 12 were expensed by Coca-Cola FEMSA as incurred, and recorded as a component of administrative expenses in the accompanying consolidated statements of income. Grupo Fomento Queretano was included in operating results from May 2012.

The fair value of the Grupo Fomento Queretano’s net assets acquired is as follows:	2012
Total current assets, including cash acquired of Ps. 107	Ps.	445
Total non-current assets		2,123
Distribution rights		2,921

Total assets		5,489
Total liabilities		(598)

Net assets acquired		4,891

Goodwill		2,605

Total consideration transferred	Ps.	7,496

The Company expects to recover the amount recorded as goodwill through synergies related to the available production capacity. Goodwill has been allocated to Coca-Cola FEMSA’s cash generating unit in Mexico.

Selected income statement information of Grupo Fomento Queretano for the period from May to December 31, 2012 is as follows:

Statement of income	2012
Total revenues	Ps.	2,293
Income before taxes		245
Net income		186

4.1.2 Acquisition of Grupo CIMSA

On December 9, 2011, Coca-Cola FEMSA completed the acquisition of 100% of Corporación de los Angeles, S.A. de C.V. (“Grupo CIMSA”), a bottler of Coca-Cola trademark products, which operates mainly in the states of Morelos and Mexico, as well as in parts of the states of Guerrero and Michoacan, Mexico. This acquisition was also made so as to reinforce the Coca-Cola FEMSA’s leadership position in Mexico and Latin America. The transaction involved the issuance of 75,423,728 shares of previously unissued Coca-Cola FEMSA L shares along with the cash payment prior to closing of Ps. 2,100 in exchange for 100% share ownership of Grupo CIMSA, which was accomplished through a merger. The total purchase price was Ps. 11,117 based on a share price of Ps. 119.55 per share on December 9, 2011. Transaction related costs of Ps. 24 were expensed by Coca-Cola FEMSA as incurred, and recorded as a component of administrative expenses in the accompanying consolidated statements of income. Grupo CIMSA was included in operating results from December 2011.

The fair value of Grupo CIMSA’s net assets acquired is as follows:

	2011 Preliminary		Fair Value Adjustments		2011 Final
Total current assets, including cash acquired of Ps. 188	Ps.	737	Ps.	(134)	Ps.	603
Total non-current assets		2,802		253		3,055
Distribution rights		6,228		(42)		6,186

Total assets		9,767		77		9,844
Total liabilities		(586)		28		(558)

Net assets acquired		9,181		105		9,286

Goodwill		1,936		(105)		1,831

Total consideration transferred	Ps.	11,117	Ps.	—	Ps.	11,117

The Company expects to recover the amount recorded as goodwill through synergies related to the available production capacity. Goodwill has been allocated to Coca-Cola FEMSA’s cash generating unit in Mexico.

Selected statement of income information of Grupo CIMSA for the period from December to December 31, 2011 is as follows:

	2011
Total revenues	Ps.	429
Income before taxes		32
Net income		23

4.1.3 Acquisition of Grupo Tampico

On October 10, 2011, Coca-Cola FEMSA completed the acquisition of 100% of Administradora de Acciones del Noreste, S.A. de C.V. (“Grupo Tampico”) a bottler of Coca-Cola trademark products in the states of Tamaulipas, San Luis Potosí and Veracruz; as well as in parts of the states of Hidalgo, Puebla and Queretaro. This acquisition was made so as to reinforce Coca-Cola FEMSA’s leadership position in Mexico and Latin America. The transaction involved the issuance of 63,500,000 shares of previously unissued Coca-Cola FEMSA L shares along with the cash payment prior to closing of Ps. 2,436, in exchange for 100% share ownership of Grupo Tampico, which was accomplished through a merger. The total purchase price was Ps. 10,264 based on a share price of Ps. 123.27 per share on October 10, 2011. Transaction related costs of Ps. 20 were expensed by Coca-Cola FEMSA as incurred, and recorded as a component of administrative expenses in the accompanying consolidated statements of income. Grupo Tampico was included in operating results from October 2011.

The fair value of the Grupo Tampico’s net assets acquired is as follows:

	2011 Preliminary		Fair Value Adjustments		2011 Final
Total current assets, including cash acquired of Ps. 22	Ps.	461	Ps.	—	Ps.	461
Total non-current assets		2,529		(17)		2,512
Distribution rights		5,499		—		5,499

Total assets		8,489		(17)		8,472
Total liabilities		(804)		60		(744)

Net assets acquired		7,685		43		7,728

Goodwill		2,579		(43)		2,536

Total consideration transferred	Ps.	10,264	Ps.	—	Ps.	10,264

The Company expects to recover the amount recorded as goodwill through synergies related to the available production capacity. Goodwill has been allocated to Coca-Cola FEMSA’s cash generating unit in Mexico.

Selected statement of income information of Grupo Tampico for the period from October to December 31, 2011 is as follows:

Statement of income	2011
Total revenues	Ps.	1,056
Income before taxes		43
Net income		31

Unaudited Pro Forma Financial Data.

The following unaudited consolidated pro forma financial data represent the Company’s historical financial statements, adjusted to give effect to (i) the acquisition of Grupo Fomento Queretano, CIMSA and Grupo Tampico, mentioned in the preceding paragraphs; and (ii) certain accounting adjustments mainly related to the pro forma depreciation of fixed assets of the acquired companies.

Below are pro-forma 2012 results as if Grupo Formento Queretano was acquired on January 1, 2012.

	Grupo Fomento Queretano unaudited pro forma consolidated financial data for the period January 1 - December 31, 2012
Total revenues	Ps.	148,727
Income before taxes		20,080
Net income		13,951
Earnings per share		6.64

Below are pro-forma results as if Grupo Tampico and Grupo CIMSA were acquired on January 1, 2011. The second table does not include any pro-forma results for the 2012 Grupo Fomento Queretano acquisition.

	Grupo Tampico and CIMSA unaudited pro forma consolidated financial data for the period January 1-December 31, 2011
Total revenues	Ps.	132,552
Income before taxes		17,866
Net income		12,019
Earnings per share		6.15

note 5. Cash and Cash Equivalents

For the purposes of the statement of cash flows, cash includes cash on hand and in banks and cash equivalents, which are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, with a maturity date of less than three months at their acquisition date. Cash at the end of the reporting period as shown in the consolidated statement of cash flows can be reconciled to the related items in the consolidated statements of financial position as follows:

	December 31, 2012		December 31, 2011		January 1, 2011
Cash and bank balances	Ps.	5,520	Ps.	3,394	Ps.	2,341
Cash equivalents (see Notes 3.5 and 3.6)		17,702		8,449		9,801

	Ps.	23,222	Ps.	11,843	Ps.	12,142

note 6. Marketable Securities

As of December 31, 2012 and 2011, and January 1, 2011, the marketable securities are classified as available-for-sale. The detail is as follows:

Debt Securities (1)	December 31, 2012		December 31, 2011		January 1, 2011
Acquisition cost	Ps.	10	Ps.	326	Ps.	—
Unrealized gain recognized in other comprehensive income		2		4		—

Total marketable securities at fair value	Ps.	12	Ps.	330	Ps.	—

(1)	Denominated in U.S. dollars as of December 31, 2012 and 2011.

For the years ended December 31, 2012 and 2011, the effect of the marketable securities in the consolidated income statements under the interest income caption is Ps. 4 and Ps. 34 for the years ended as of December 31, 2012 and 2011.

note 7. Accounts Receivable

	December 31, 2012		December 31, 2011		January 1, 2011
Trade receivables	Ps.	6,361	Ps.	6,533	Ps.	4,616
Current trade customer notes receivable		377		74		232
The Coca-Cola Company (related party) (Note 14)		1,835		1,157		1,030
Loans to employees		172		145		110
Travel advances to employees		18		26		24
FEMSA and subsidiaries (related parties) (Note 14)		379		314		161
Other related parties (Note 14)		181		209		134
Other		335		472		279
Allowance for doubtful accounts on trade receivables		(329)		(298)		(223)

	Ps.	9,329	Ps.	8,632	Ps.	6,363

7.1 Trade receivables

Accounts receivable representing rights arising from sales and loans to employees or any other similar concept, are presented net of discounts and the allowance for doubtful accounts.

Coca-Cola FEMSA has accounts receivable from The Coca-Cola Company arising from the latter’s participation in advertising and promotional programs and investment in refrigeration equipment and returnable bottles made by Coca-Cola FEMSA.

The carrying value of accounts receivable approximates its fair value as of December 31, 2012 and 2011 and as of January 1, 2011.

Aging of past due but not impaired	December 31, 2012		December 31, 2011		January 1, 2011
60-90 days	Ps.	174	Ps.	18	Ps.	33
90-120 days		46		32		22
120 + days		7		1		25

Total	Ps.	227	Ps.	51	Ps.	80

7.2 Movement in the allowance for doubtful accounts

	December 31, 2012		December 31, 2011		January 1 2011
Opening balance	Ps.	298	Ps.	223	Ps.	215
Allowance for the year		280		126		113
Charges and write-offs of uncollectible accounts		(221)		(83)		(95)
Restatement of beginning balance in hyperinflationary economies		(28)		32		(10)

Ending balance	Ps.	329	Ps.	298	Ps.	223

In determining the recoverability of trade receivables, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period. The concentration of credit risk is limited due to the customer base being large and unrelated.

Aging of impaired trade receivables	December 31, 2012		December 31, 2011		January 1, 2011
60-90 days	Ps.	2	Ps.	33	Ps.	9
90-120 days		10		31		17
120+ days		317		234		197

Total	Ps.	329	Ps.	298	Ps.	223

7.3 Payments from The Coca-Cola Company:

The Coca-Cola Company participates in certain advertising and promotional programs as well as in the Company’s refrigeration equipment and returnable bottles investment program. Contributions received by the Company for advertising and promotional incentives are recognized as a reduction in selling expenses and contributions received for the refrigeration equipment and returnable bottles investment program are recorded as a reduction in the investment in refrigeration equipment and returnable bottles items. For the years ended December 31, 2012 and 2011 contributions received were Ps. 3,018 and Ps. 2,595, respectively.

note 8. Inventories

	December 31, 2012		December 31, 2011		January 1, 2011
Finished products	Ps.	2,302	Ps.	2,453	Ps.	1,627
Raw materials		3,911		2,840		2,032
Non strategic spare parts		802		626		596
Inventories in transit		1,014		1,428		422
Packing materials		59		153		128
Other		15		49		202

	Ps.	8,103	Ps.	7,549	Ps.	5,007

As of December 31, 2012 and 2011 and January 1, 2011, the Company recognized write-downs of its inventories for Ps. 95, Ps. 106 and Ps. 105 to net realizable value for any periods presented in these consolidated financial statements.

note 9. Other Current Assets

	December 31, 2012		December 31, 2011		January 1, 2011
Prepaid expenses	Ps.	906	Ps.	1,086	Ps.	528
Agreements with customers		128		194		90
Other		1		42		203

	Ps.	1,035	Ps.	1,322	Ps.	821

Prepaid expenses as of December 31, 2012 and 2011 and as of January 1, 2011 are as follows:

	December 31, 2012		December 31, 2011		January 1, 2011
Advances for inventories	Ps.	47	Ps.	465	Ps.	124
Advertising and promotional expenses paid in advance		284		209		200
Advances to service suppliers		289		220		147
Prepaid insurance		57		47		20
Others		229		145		37

	Ps.	906	Ps.	1,086	Ps.	528

Amortization of advertising and deferred promotional expenses recorded in the consolidated statements of income for the years ended December 31, 2012 and 2011 amounted to Ps. 3,681 and Ps. 4,121 respectively.

note 10. Investments in Associates and Joint Ventures

Details of the investments accounted for under the equity method at the end of the reporting period are as follows:

	Ownership Percentage					Carrying Amount
Investee	Principal Activity	Place of Incorporation	December 31 2012	December 31 2011	January 1 2011	December 31 2012		December 31 2011		January 1 2011

Compañía Panameña de Bebidas S.A.P.I. S.A. de C.V. (1) (4)	Holding	Panama	50.0%	50.0%	—	Ps	756	Ps.	703	Ps.	—

Dispensadoras de Café, S.A.P.I. de C.V. (1) (4)	Services	Mexico	50.0%	50.0%	—		167		161		—
Estancia Hidromineral Itabirito, LTDA (1) (4)	Bottling and distribution	Brazil	50.0%	50.0%	50.0%		147		142		87

Jugos del Valle S.A.P.I de C.V. (1) (2)	Beverages	Mexico	25.1%	24.0%	19.8%		1,351		819		603

Holdfab2 Partiçipações Societárias, LTDA (“Holdfab2”) (1)	Beverages	Brazil	27.7%	27.7%	27.7%		205		262		300

SABB – Sistema de Alimentos e Bebidas Do Brasil LTDA (formerly Sucos del Valle do Brasil LTDA) (1) (2) (3)	Beverages	Brazil	19.7%	19.7%	19.9%		902		931		—

Sucos del Valle Do Brasil LTDA (3)	Beverages	Brazil	—	—	19.9%		—		—		340

Mais Industria de Alimentos LTDA (3)	Beverages	Brazil	—	—	19.9%		—		—		474

Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”) (1) (2)	Canned	Mexico	27.9%	19.2%	13.5%		141		100		67

Industria Mexicana de Reciclaje, S.A. de C.V. (“IMER”) (1)	Recycling	Mexico	35.0%	35.0%	35.0%		74		70		69

Promotora Industrial Azucarera, S.A. de C.V (1) (2)	Sugar production	Mexico	26.1%	13.2%	—		1,447		281		—

KSP Participacoes LTDA (1)	Beverages	Brazil	38.7%	38.7%	38.7%		93		102		93
Other Coca-Cola FEMSA:	Various	Various	Various	Various	Various		69		85		75

						Ps.	5,352	Ps.	3,656	Ps.	2,108

Accounting method:

(1)	Equity method.
(2)	The Company has significant influence due to the fact that it has representation on the board of directors and participates in the operating and financial decisions of the investee.
(3)	During June 2011, a reorganization of the Coca-Cola FEMSA Brazilian investments occurred by way of a merger of the companies Sucos del Valle Do Brasil, LTDA and Mais Industria de Alimentos, LTDA giving rise to a new company with the name of Sistema de Alimentos e Bebidas do Brasil, LTDA.
(4)	The Company has joint control over this entity’s operating and financial policies.

As mentioned in Note 4, on May 4, 2012 and December 9, 2011, Coca-Cola FEMSA completed the acquisition of 100% of Grupo FOQUE and Grupo CIMSA. As part of the acquisition of Grupo FOQUE and Grupo CIMSA, the Company also acquired a 26.1% equity interest in Promotora Industrial Azucarera, S.A de C.V.

During 2012 the Company made capital contributions to Jugos del Valle, S.A.P.I. de C.V. for Ps. 469. The funds were mainly used by Jugos del Valle to acquire Santa Clara (a non-carbonated beverage Company).

On March 28, 2011 Coca-Cola FEMSA made an initial investment followed by subsequent increases in the investment for Ps. 620 together with The Coca-Cola Company in Compañía Panameña de Bebidas, S.A.P.I. de C.V. (Grupo Estrella Azul), a Panamanian conglomerate in the dairy and juice-based beverage categories business in Panama. The investment of Coca-Cola FEMSA represents 50% of the equity ownership interests.

Summarized financial information in respect of the significant Company’s associates and joint ventures accounted for under the equity method is set out below.

	December 31, 2012		December 31, 2011		January 1, 2011
Total current assets	Ps.	8,569	Ps.	8,129	Ps.	7,164
Total non-current assets		14,639		12,941		8,649
Total current liabilities		5,340		5,429		2,306
Total non-current liabilities		2,457		2,208		1,433
Total revenue		18,796		18,183
Total cost and expenses		17,776		16,987
Net income		781		1,046

note 11. Property, Plant and Equipment, net

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2011	Ps.	2,492	Ps.	8,337	Ps.	22,957	Ps.	8,979	Ps.	2,930	Ps.	2,298	Ps.	459	Ps.	613	Ps.	49,065
Additions		1		131		1,188		1,103		1,236		3,510		5		104		7,278
Additions from business combinations		597		1,103		2,309		314		183		202		—		—		4,708
Transfer of completed projects in progress		23		271		1,829		421		521		(3,113)		49		(1)		—
Transfer to/(from) assets classified as held for sale		111		144		(14)		—		—		—		—		(67)		174
Disposals		(52)		(4)		(1,939)		(325)		(901)		5		(98)		(160)		(3,474)
Effects of changes in foreign exchange rates		141		408		1,147		536		143		76		10		81		2,542
Changes in value on the recognition of inflation effects		91		497		1,150		268		3		50		—		11		2,070
Capitalization of borrowing costs		—		—		17		—		—		—		—		—		17

Cost as of December 31, 2011	Ps.	3,404	Ps.	10,887	Ps.	28,644	Ps.	11,296	Ps.	4,115	Ps.	3,028	Ps.	425	Ps.	581	Ps.	62,380

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2012		Ps.3,404	Ps	10,887	Ps.	28,644	Ps.	11,296	Ps	4,115	Ps.	3,028	Ps.	425	Ps.	581	Ps.	62,380
Additions		97		214		2,262		1,544		1,434		3,838		166		186		9,741
Additions from business combinations		206		390		486		84		18		—		—		—		1,184
Charges in fair value of past acquisitions		57		312		(462)		(39)		(77)		—		(1)		—		(210)
Transfer of completed projects in progress		137		210		1,106		901		765		(3,125)		6		—		—
Transfer to assets classified as held for sale		—		—		(27)		—		—		—		—		—		(27)
Disposals		(16)		(99)		(847)		(591)		(324)		(14)		(1)		(69)		(1,961)
Effects of changes in foreign exchange rates		(107)		(485)		(1,475)		(451)		(134)		(28)		(58)		(41)		(2,779)
Changes in value on the recognition of inflation effects		85		471		1,138		275		17		(31)		—		83		2,038
Capitalization of borrowing costs		—		—		16		—		—		—		—		—		16

Cost as of December 31, 2012	Ps.	3,863	Ps.	11,900	Ps.	30,841	Ps.	13,019	Ps	5,814	Ps.	3,668	Ps.	537	Ps.	740	Ps.	70,382

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated depreciation as of January 1, 2011	Ps.	—	Ps.	(2,762)	Ps.	(11,923)	Ps.	(5,068)	Ps.	(478)	Ps.	—	Ps.	(190)	Ps.	(174)	Ps.	(20,595)
Depreciation for the year				(233)		(1,670)		(1,033)		(853)				(14)		(47)		(3,850)
Transfer (to)/from assets classified as held for sale		—		(41)		(3)		—		—		—		—		—		(44)
Disposals						1,741		154		335				89		67		2,386
Effects of changes in foreign exchange rates		—		(169)		(512)		(270)		(35)		—		—		(29)		(1,015)
Changes in value on the recognition of inflation effects		—		(280)		(653)		(202)		—		—		—		(25)		(1,160)

Accumulated depreciation as of December 31, 2011	Ps.	—	Ps.	(3,485)	Ps.	(13,020)	Ps.	(6,419)	Ps.	(1,031)	Ps.	—	Ps.	(115)	Ps.	(208)	Ps.	(24,278)

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated depreciation as of January 1, 2012	Ps.	—	Ps.	(3,485)	Ps.	(13,020)	Ps.	(6,419)	Ps.	(1,031)	Ps.	—	Ps.	(115)	Ps.	(208)	Ps.	(24,278)
Depreciation for the year		—		(252)		(2,279)		(1,301)		(1,149)		—		(25)		(72)		(5,078)
Transfer (to)/from assets classified as held for sale		—		—		12		—		—		—		—		(26)		(14)
Disposals		—		138		520		492		200		—		7		1		1,358
Effects of changes in foreign exchange rates		—		200		754		303		(5)		—		68		(5)		1,315
Changes in value on the recognition of inflation effects		—		(288)		(672)		(200)		(3)		—		—		(5)		(1,168)

Accumulated depreciation as of December 31, 2012	Ps.	—	Ps.	(3,687)	Ps.	(14,685)	Ps.	(7,125)	Ps.	(1,988)	Ps.	—	Ps.	(65)	Ps.	(315)	Ps.	(27,865)

As of January 1, 2011	Ps.	2,492	Ps.	5,575	Ps.	11,034	Ps.	3,911	Ps.	2,452	Ps.	2,298	Ps.	269	Ps.	439	Ps.	28,470
As of December 31, 2011		3,404		7,402		15,624		4,877		3,084		3,028		310		373		38,102

As of December 31, 2012	Ps.	3,863	Ps.	8,213	Ps.	16,156	Ps.	5,894	Ps.	3,826	Ps.	3,668	Ps.	472	Ps.	425	Ps.	42,517

During the years ended December 31, 2012 and 2011 the Company capitalized Ps. 16 and Ps. 17, respectively of borrowing costs in relation to Ps. 196 and Ps. 256 in qualifying assets. The rates used to determine the amount of borrowing costs eligible for capitalization were 4.3% and 5.8% effective.

For the years ended December 31, 2012 and 2011 interest expenses and net foreign exchange losses (gains) are analyzed as follows:

	2012		2011
Interest expense and foreign exchange losses (gains)	Ps.	1,284	Ps.	1,313
Amount capitalized (1)		38		185

Net amount in consolidated statements of income	Ps.	1,246	Ps.	1,128

(1)	Amount capitalized in property, plant and equipment and amortized intangible assets.

Commitments related to acquisitions of property, plant and equipment are disclosed in Note 25.

note 12. Intangible Assets

	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Other Indefinite Lived Intangible Assets		Technology Costs and Management Systems		Development Systems		Other Amortizables		Total
Cost
Balance as of January 1, 2011	Ps.	41,173	Ps.	—	Ps.	11	Ps.	1,152	Ps.	1,389	Ps.	87	Ps.	43,812
Purchases		—		—		85		196		300		48		629
Acquisition from business combinations		11,878		4,515		—		66		3		—		16,462
Transfer of completed development systems		—		—		—		261		(261)		—		—
Effect of movements in exchange rates		1,072		—		—		30		—		7		1,109
Changes in value on the recognition of inflation effect		815		—		—		—		—		—		815
Capitalization of borrowing cost		—		—		—		168		—		—		168

Balance as of December 31, 2011		54,938		4,515		96		1,873		1,431		142		62,995

Purchases		—		—		6		34		90		105		235
Acquisition from business combinations		2,973		2,605		—		—		—		—		5,578
Changes in fair value of past acquisitions		(42)		(148)		—		—		—		—		(190)
Internally development		—		—		—		—		38		—		38
Transfer of completed development systems		—		—		—		559		(559)		—		—
Effect of movements in exchange rates		(478)		—		—		(97)		(3)		(3)		(581)
Changes in value on the recognition of inflation effects		(121)		—		—		—		—		—		(121)
Capitalization of borrowing costs		—		—		—		—		22		—		22

Balance as of December 31, 2012	Ps.	57,270	Ps.	6,972	Ps.	102	Ps.	2,369	Ps.	1,019	Ps.	244	Ps.	67,976

Amortization expense
Balance as of January 1, 2011	Ps.	—	Ps.	—	Ps.	—	Ps.	(588)	Ps.	—	Ps.	(3)	Ps.	(591)
Amortization expense		—		—		—		(187)		—		(41)		(228)
Disposals		—		—		—		2		—		—		2
Effect of movements in exchange rates		—		—		—		(15)		—		—		(15)

Balance as of December 31, 2011		—		—		—		(788)		—		(44)		(832)

Amortization expense		—		—		—		(158)		—		(60)		(218)
Disposals		—		—		—		25		—		—		25
Effect of movements in exchange rates		—		—		—		65		—		(3)		62

Balance as of December 31, 2012	Ps.	—	Ps.	—	Ps.	—	Ps.	(856)	Ps.	—	Ps.	(107)	Ps.	(963)

Balance as of January 1, 2011	Ps.	41,173	Ps.	—	Ps.	11	Ps.	564	Ps.	1,389	Ps.	84	Ps.	43,221

Balance as of December 31, 2011		54,938		4,515		96		1,085		1,431		98		62,163

Balance as of December 31, 2012	Ps.	57,270	Ps.	6,972	Ps.	102	Ps.	1,513	Ps.	1,019	Ps.	137	Ps.	67,013

During the years ended December 31, 2012 and 2011 the Company capitalized Ps. 22 and Ps. 168, respectively of borrowing costs in relation to Ps. 674 and Ps. 1,761 in qualifying assets. The effective rates used to determine the amount of borrowing costs eligible for capitalization were 4.3% and 5.8%.

For the year ended in December 31, 2012, the amortization of intangible assets is recognized in cost of goods sold, selling expenses and administrative expenses and amounted to Ps. 1, Ps. 56 and Ps. 161, respectively.

For the year ended in December 31, 2011, the amortization of intangible assets is recognized in cost of goods sold, selling expenses and administrative expenses and amounted to Ps. 3, Ps. 59 and Ps. 166, respectively.

The Company’s intangible assets such as technology costs and management systems are subject to amortization until 2023.

Impairment Tests for Cash-Generating Units Containing Goodwill and Distribution Rights

For the purpose of impairment testing, goodwill and distribution rights are allocated and monitored on an individual country basis, which is considered to be the CGU.

The aggregate carrying amounts of goodwill and distribution rights allocated to each CGU are as follows:

In millions of Ps.

	2012		2011
Mexico	Ps.	47,492	Ps.	42,099
Guatemala		299		325
Nicaragua		407		459
Costa Rica		1,114		1,201
Panama		781		839
Colombia		6,387		6,240
Venezuela		3,236		2,941
Brazil		4,416		5,169
Argentina		110		180

Total	Ps.	64,242	Ps.	59,453

Goodwill and distribution rights are tested for impairments annually. The recoverable amounts of the CGUs are based on value-in-use calculations. Value in use was determined by discounting the future cash flows generated from the continuing use of the CGU.

The key assumptions used for the value-in-use calculations are as follows:

•	Cash flows were projected based on actual operating results and the five-year business plan. Cash flows for a further five-year were forecasted maintaining the same stable growth and margins per country of the last year base. The Company believes that this forecasted period is justified due to the non-current nature of the business and past experiences.

•	Cash flows after the first ten-year period were extrapolated using a perpetual growth rate equal to the expected annual population growth, in order to calculate the terminal recoverable amount.

•	A per CGU-specific Weighted Average Cost of Capital (“WACC”) was applied as a hurdle rate to discount cash flows to get the recoverable amount of the units; the calculation assumes, size premium adjusting.

The key assumptions by CGU for impairment test are as follows:

CGU	WACC Real	Expected Annual Long-Term Inflation 2013-2023	Expected Volume Growth Rates 2013-2023
Mexico	5.5%	3.6%	2.8%
Colombia	5.8%	3.0%	6.1%
Venezuela	11.3%	25.8%	2.8%
Costa Rica	7.7%	5.7%	2.8%
Guatemala	8.1%	5.3%	4.0%
Nicaragua	9.5%	6.6%	5.1%
Panama	7.7%	4.6%	3.6%
Argentina	10.7%	10.0%	4.2%
Brazil	5.5%	5.8%	3.8%

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data). The Company consistently applied its methodology to determine CGU specific WACC’s to perform its annual impairment testing.

Sensitivity to Changes in Assumptions

The Company performed an additional impairment sensitivity calculation, taking into account an adverse change of a 100 basis point in the key assumptions noted above, and concluded that no impairment would be recorded.

CGU	Change in WACC	Change in Volume Growth CAGR (1)	Effect on Valuation
Mexico	+1.0%	–1.0%	Passes by 3.4x
Colombia	+1.0%	–1.0%	Passes by 6.2x
Venezuela	+1.0%	–1.0%	Passes by 8.1x
Costa Rica	+1.0%	–1.0%	Passes by 3.2x
Guatemala	+1.0%	–1.0%	Passes by 7.0x
Nicaragua	+1.0%	–1.0%	Passes by 4.4x
Panama	+1.0%	–1.0%	Passes by 7.5x
Argentina	+1.0%	–1.0%	Passes by 103x
Brazil	+1.0%	–1.0%	Passes by 12.6x

(1)	Compound Annual Growth Rate (CAGR)

note 13. Other Assets

	December 31, 2012		December 31, 2011		January 1, 2011
Agreement with customers, net	Ps.	278	Ps.	256	Ps.	186
Non-current prepaid advertising expenses		78		113		125
Guarantee deposits (1)		947		942		892
Prepaid bonuses		117		97		84
Advances in acquisitions of property, plant and equipment		716		296		226
Share based payments		306		226		208
Other		381		374		233

	Ps.	2,823	Ps.	2,304	Ps.	1,954

(1)	As is customary in Brazil, the Company has been required by authorities to collaterize tax, legal and labor contingencies by guarantee deposits.

note 14. Balances and Transactions with Related Parties and Affiliated Companies

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this Note.

The consolidated statements of financial positions and consolidated statements of income include the following balances and transactions with related parties and affiliated companies:

	December 31, 2012		December 31, 2011		January 1, 2011
Balances:
Assets (current included in accounts receivable)
Due from FEMSA and Subsidiaries (see Note 7) (1) (4)	Ps.	379	Ps.	314	Ps.	161
Due from The Coca-Cola Company (see Note 7) (1) (4)		1,835		1,157		1,030
Due from Heineken Company (1)		141		192		116
Other receivables (1)		40		17		18
Assets (non-current included in other non-current financial assets)
Compañía Panameña de Bebidas, S.A.P.I. S.A. de C.V. (5)		828		825		—

	Ps.	3,223	Ps.	2,505	Ps.	1,325

Liabilities (included in suppliers and other liabilities and loans)	December 31, 2012		December 31, 2011		January 1, 2011
Liabilities (current liabilities)
Due to FEMSA and Subsidiaries (see Note 7.3) (3) (4)	Ps.	1,057	Ps.	753	Ps.	603
Due to The Coca-Cola Company (3) (4)		4,088		2,853		1,911
Due to Heineken Company (3)		235		204		190
Banco Nacional de México, S.A. (2) (6)		—		—		500
Grupo Tampico (6)		7		8		—
Compañía Panameña de Bebidas, S.A.P.I. S.A. de C.V. (5)		—		16		—
Other payables (3)		429		500		198
Liabilities (non-current liabilities)
BBVA Bancomer, S.A. (2) (6)		981		970		961

	Ps.	6,797	Ps.	5,304	Ps.	4,363

(1)	Presented within accounts receivable.
(2)	Recorded within bank loans.
(3)	Recorded within accounts payable.
(4)	Holding
(5)	Joint venture
(6)	Key personal management

Balances due from related parties are considered to be recoverable. Accordingly, for the years ended December 31, 2012 and 2011, there was no expense resulting from the uncollectibility of balances due from related parties.

Details of transactions between the Company and other related parties are disclosed as follows:

Transactions	2012		2011
Income:
Sales to affiliated parties	Ps.	5,111	Ps.	2,186
Interest income received from Compañía Panameña de Bebidas, S.A.P.I. S.A. de C.V.		58		40
Expenses:
Purchases and other revenue of FEMSA		4,484		3,652
Purchases of concentrate from The Coca-Cola Company		23,886		20,882
Purchases of raw material, beer and operating expenses from Heineken		2,598		3,343
Advertisement expense paid to The Coca-Cola Company		1,052		872
Interest expense and fees paid to BBVA Bancomer, S.A. de C.V. (1)		51		51
Purchases from Jugos del Valle		1,577		1,248
Purchase of sugar from Beta San Miguel		1,439		1,398
Purchase of sugar, cans and aluminum lids from Promotora Mexicana de Embotelladores, S.A. de C.V.		711		701
Purchase of canned products from IEQSA		483		262
Purchases of raw material and operating expenses from affiliated companies of Grupo Tampico		—		175
Interest expense paid to Grupo Financiero Banamex, S.A. de C.V. (1)		—		6
Purchase of plastic bottles from Embotelladora del Atlantico, S.A. (formerly Complejo Industrial Pet, S.A.)		99		56
Purchases of juice and milk powder from Compañía Panameña de Bebidas, S.A.P.I. S.A. de C.V.		—		60
Donations to Instituto Tecnologico y de Estudios Superiores de Monterrey, A.C. (1)		68		37
Interest expense paid to The Coca-Cola Company		24		7
Insurance premiums for policies with Grupo Nacional Provincial, S.A.B. (1)		17		20
Other expenses with related parties		191		83

(1)	One or more members of the Board of Directors or senior management of the Company are also members of the Board of Directors or senior management of the counterparties to these transactions.

The benefits and aggregate compensation paid to executive officers and senior management of the Company were as follows:

	2012		2011
Current employee benefits	Ps.	635	Ps.	426
Termination benefits		13		10
Shared based payments		253		331

note 15. Balances and Transactions in Foreign Currencies

Assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different than the functional currency of each subsidiary of the Company. As of December 31, 2012 and 2011 and as of January 1, 2011, assets, liabilities and transactions denominated in foreign currencies, expressed in Mexican pesos (contractual amounts) are as follows:

	Assets		Liabilities
Balances	Current	Non-current	Current	Non-current
As of December 31, 2012
U.S. dollars	13,379	723	6,304	14,493

Euros	—	—	38	—

As of December 31, 2011
U.S. dollars	5,167	785	1,964	7,199

Euros	—	—	41	—

As of January 1, 2011
U.S. dollars	7,154	20	1,250	6,401

Euros	—	—	245	—

Transactions	Revenues	Purchases of Raw Materials	Interest Expense	Assets Acquisitions	Other
Year ended December 31, 2012
U.S. dollars	307	10,715	254	—	870
Year ended December 31, 2011
U.S. dollars	418	8,753	338	226	623

Mexican peso exchange rates in effect at the dates of the consolidated statements of financial position and at the issuance date of the Company’s consolidated financial statements were as follows:

	December 31,		January 1,	March 14,
	2012	2011	2011	2013
U.S. dollar	13.0101	13.9787	12.3571	12.3967

note 16. Post-Employment and Other Non-current Employee Benefits

The Company has various labor liabilities for employee benefits in connection with pension and seniority benefits. Benefits vary depending upon the country where the individual employees are located. Presented below is a discussion of the Company’s labor liabilities in Mexico, Brazil and Venezuela, which comprise the substantial majority of those recorded in the consolidated financial statements.

16.1

Assumptions

The Company annually evaluates the reasonableness of the assumptions used in its labor liability for post-employment and other non-current employee benefits computations. Actuarial calculations for pension and retirement plans and seniority premiums, as well as the associated cost for the period, were determined using the following long-term assumptions to non-hyperinflationary countries:

Mexico	December 31 2012		December 31 2011		January 1 2011
Financial:
Discount rate used to calculate the defined benefit obligation	7.10%		7.64%		7.64%
Salary increase	4.79%		4.79%		4.79%
Future pension increases	3.50%		3.50%		3.50%
Biometric:
Mortality	EMSSA82-89	(1)	EMSSA82-89	(1)	EMSSA82-89	(1)
Disability	IMSS-97	(2)	IMSS-97	(2)	IMSS-97	(2)
Normal retirement age	60 years		60 years		60 years
Rest of employee turnover	BMAR2007	(3)	BMAR2007	(3)	BMAR2007	(3)

(1)	EMSSA. Mexican Experience of Social Security
(2)	IMSS. Mexican Experience of Instituto Mexicano del Seguro Social
(3)	BMAR. Actuary experience

Brazil	2012	2011	2011
Financial:
Discount rate used to calculate the defined benefit obligation	9.30%	9.70%	9.70%
Salary increase	5.00%	5.00%	5.00%
Future pension increases	4.00%	4.00%	4.00%
Biometric:
Disability	IMSS-97 (1)	IMSS-97 (1)	IMSS-97 (1)
Mortality	UP84 (2)	UP84 (2)	UP84 (2)
Normal retirement age	65 years	65 years	65 years
Rest of employee turnover	Brazil	Brazil	Brazil

(1)	IMSS. Mexican Experience of Instituto Mexicano del Seguro Social
(2)	UP84. Unisex mortality table

Venezuela is a hyper-inflationary economy. The actuarial calculations for post-employment benefit (termination indemnity), as well as the associated cost for the period, were determined using the following long-term which are real assumptions (excluding inflation):

Venezuela	December 31 2012
Financial:
Discount rate used to calculate the defined benefit obligation	1.50%
Salary increase	1.50%
Biometric:
(1)Mortality	EMSSA82-89
(2)Disability	IMSS-97
Normal retirement age	65 years
Rest of employee turnover	BMAR2007 (3)

(1)	EMSSA. Mexican Experience of Social Security
(2)	IMSS. Mexican Experience of Instituto Mexicano del Seguro Social
(3)	BMAR. Actuary experience

In Mexico the methodology used to determine the discount rate was the Yield or Internal Rate of Return (“IRR”) which involves a yield curve. In this case, the expected rates of each period were taken from a yield curve of Mexican Federal Government Treasury Bond (known as CETES in Mexico).

In Brazil the methodology used to determine the discount rate was the Yield or Internal Rate of Return (“IRR”) which involves a yield curve. In this case, the expected rates of each period were taken from a yield curve of fixed long term bonds of Federal Republic of Brazil.

In Venezuela the methodology used to determine the discount rate started with reference to the interest rate bonds of similar denomination issued by the Republic of Venezuela, with subsequent consideration of other economic assumptions appropriate for hyper-inflationary economy. Ultimately, the discount rates disclosed in the table below are calculated in real terms (without inflation).

In Mexico upon retirement, the Company purchases an annuity for senior executives, which will be paid according to the option chosen by the employee.

Based on these assumptions, the amounts of benefits expected to be paid out in the following years are as follows:

	Pension and Retirement Plans		Seniority Premiums		Post- employment
2013	Ps.	219	Ps.	13	Ps.	37
2014		94		12		27
2015		111		13		21
2016		87		14		18
2017		145		15		17
2018 to 2022		854		102		79

16.2 Balances of the liabilities for post-employment and other non-current employee benefits

	December 31 2012		December 31 2011		January 1 2011
Pension and Retirement Plans:
Vested benefit obligation	Ps.	800	Ps.	586	Ps.	569
Non-vested benefit obligation		849		701		671

Accumulated benefit obligation		1,649		1,287		1,240
Excess of projected defined benefit obligation over accumulated benefit obligation		745		873		396

Defined benefit obligation		2,394		2,160		1,636
Pension plan funds at fair value		(1,113)		(1,068)		(774)
Effect due to asset ceiling		105		127		199

Net defined benefit liability	Ps.	1,386	Ps.	1,219	Ps.	1,061

Seniority Premiums:
Vested benefit obligation	Ps.	13	Ps.	7	Ps.	8
Non-vested benefit obligation		142		81		57

Accumulated benefit obligation		155		88		65
Excess of projected defined benefit obligation over accumulated benefit obligation		71		79		30

Defined benefit obligation		226		167		95
Seniority premium plan funds at fair value		(18)		(19)		—

Net defined benefit liability	Ps.	208	Ps.	148	Ps.	95

Post-employment:
Vested benefit obligation	Ps.	36	Ps.	—	Ps.	—
Non-vested benefit obligation		79		—		—

Accumulated benefit obligation		115		—		—
Excess of projected defined benefit obligation over accumulated benefit obligation		479		—		—

Defined benefit obligation		594		—		—
Post-employment plan funds at fair value		—		—		—

Net defined benefit liability	Ps.	594	Ps.	—	Ps.	—

Total post-employment and other non-current employee benefits	Ps.	2,188	Ps.	1,367	Ps.	1,156

The net defined benefit liability of the pension and retirement plan includes an asset generated in Brazil (the following information is included in the consolidated information of the tables above), which is as follows:

Pension and retirement plans:
Vested benefit obligation	Ps.	193	Ps.	221	Ps.	162
Non-vested benefit obligation		73		34		92

Accumulated benefit obligation		266		255		254
Excess of projected defined benefit obligation over accumulated benefit obligation		47		115		91

Defined benefit obligation		313		370		345
Pension plan funds at fair value		(589)		(616)		(595)

Net defined benefit asset		(276)		(246)		(250)
Effect due to asset ceiling		105		127		199

Net defined benefit asset after asset ceiling	Ps.	(171)	Ps.	(119)	Ps.	(51)

16.3 Trust assets

Trust assets consist of fixed and variable return financial instruments recorded at market value, which are invested as follows:

	December 31	December 31	January 1
	2012	2011	2011
Fixed return:
Traded securities	10%	2%	1%
Life annuities	4%	4%	2%
Bank instruments	3%	1%	3%
Federal government instruments	60%	80%	76%
Variable return:
Publicly traded shares	23%	13%	8%

	100%	100%	100%

In Mexico, the regulatory framework for pension plans is established in the Income Tax Law and its Regulations, the Federal Labor Law and the Mexican Social Security Institute Law. None of these laws establish minimum funding levels or a minimum required level of contributions.

In Brazil, the regulatory framework for pension plans is established by the Brazilian Social Security Institute (INSS), which indicates that the contributions must be made by the company and the workers.

In Venezuela, the regulatory framework for post-employment benefits is established by the Organic Labor Law for Workers (LOTTT). The organic nature of this law means that its purpose is to defend constitutional rights, and therefore has precedence over other laws.

In Mexico, the Income Tax Law requires that, in the case of private plans, certain notifications must be submitted to the authorities and a certain level of instruments must be invested in the Federal Government, among others.

The Company’s various pension plans have a technical committee that is responsible for verifying the correct operation of the plan with regard to the payment of benefits, actuarial valuations of the plan, and the monitoring and supervision of the trust beneficiary. The committee is responsible for determining the investment portfolio and the types of instruments the fund will be invested in. This technical committee is also responsible for reviewing the correct operation of the plan in all of the countries in which the Company has these benefits.

The risks related to the Company’s employee benefit plans are primarily attributable to the plan assets. The Company’s plan assets are invested in a diversified portfolio, which considers the term of the plan so as to invest in assets whose expected return coincides with the estimated future payments.

Since the Mexican Tax Law limits the plan asset investment to 10% for related parties, this risk is not considered to be significant for purposes of the Company’s Mexican subsidiaries.

The Company’s policy is to invest at least 30% of the fund assets in Mexican Federal Government instruments. Guidelines for the target portfolio have been established for the remaining percentage and investment decisions are made to comply with these guidelines insofar as the market conditions and available funds allow.

In Brazil, the investment target is to obtain the consumer price index (inflation), plus six percent. Investment decisions are made to comply with this guideline insofar as the market conditions and available funds allow.

On May 7, 2012, the President of Venezuela amended the Organic Law for Workers (LOTTT), which establishes a minimum level of social welfare benefits to which workers have a right when their labor relationship ends for whatever reason. This benefit is computed based on the last salary received by the worker and retroactive to June 19, 1997 for any employee who joined the Company prior to that date. For employees who joined the Company after June 19, 1997, the benefit is computed based on the date on which the employee joined the Company. An actuarial computation must be performed using the projected unit credit method to determine the amount of the labor obligations that arise. As a result of the initial calculation, there was an amount for Ps. 381 to other expenses caption in the consolidated statement of income reflecting past service costs (See Note 19).

In Mexico, the amounts and types of securities of the Company and related parties included in plan assets are as follows:

	December 31 2012		December 31 2011		January 1 2011
Mexico
Portfolio:
Debt:
BBVA Bancomer, S.A. de C.V.	Ps.	—	Ps.	17	Ps.	—
Grupo Televisa, S.A.B. de C.V.		3		3		—
Grupo Financiero Banorte, S.A.B. de C.V.		8		7		—
Coca-Cola FEMSA, S.A.B. de C.V.		—		2		2
Grupo Industrial Bimbo, S.A.B. de C. V.		3		2		2
Grupo Financiero Banamex, S.A.B. de C.V.		21		—		—
El Puerto de Liverpool		5		—		—
Capital:
Fomento Económico Mexicano, S.A.B de C.V.		1		1		—
Coca-Cola FEMSA, S.A.B. de C. V.		8		5		—
Grupo Televisa, S.A.B. de C.V.		10		—		—
Grupo Aeroportuario del Sureste, S.A.B. de C.V.		8		—		—
Alfa, S.A.B. de C.V.		5		—		—

In Brazil, the amounts and types of securities of the Company and related parties included in plan assets are as follows:

	December 31 2012		December 31 2011		January 1 2011
Brazil
Portfolio:
Debt:
HSBC - Sociedad de inversión Atuarial INPC (Brazil)	Ps.	485	Ps.	509	Ps.	461
Capital:
HSBC - Sociedad de inversión Atuarial INPC (Brazil)		104		107		134

During the years ended December 31, 2012 and 2011, the Company did not make significant contributions to the plan assets and does not expect to make material contributions to the plan assets during the following fiscal year.

16.4 Amounts recognized in the consolidated statements of income and the consolidated statement of comprehensive income

	Statement of income								OCI
December 31, 2012	Current Service Cost		Past Service Cost		Gain or Loss on Settlement		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps.	119	Ps.	—	Ps.	—	Ps.	71	Ps.	174
Seniority premiums		22		—		—		11		18
Post-employment		49		381		—		63		71

Total	Ps.	190	Ps.	381	Ps.	—	Ps.	145	Ps.	263

	Statement of income								OCI
December 31, 2011	Current Service Cost		Past Service Cost		Gain or Loss on Settlement		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps.	103	Ps.	—	Ps.	—	Ps.	82	Ps.	139
Seniority premiums		15		—		—		8		(1)

Total	Ps.	118	Ps.	—	Ps.	—	Ps.	90	Ps.	138

For the years ended December 31, 2012 and 2011, of service cost of Ps. 190 and Ps. 118 has been included in the consolidated statements of income as cost of goods sold, administration and selling expenses.

Remeasurements of the net defined benefit liability recognized in other comprehensive income are as follows:

	December 31 2012		December 31 2011
Amount accumulated in other comprehensive income as of the beginning of the period	Ps.	138	Ps.	132
Recognized during the year (obligation liability and plan assets)		99		67
Actuarial gains and losses arising from changes in financial assumptions		48		—
Changes in the effect of limiting a net defined benefit asset to the asset ceiling		(9)		(60)
Foreign exchange rate valuation (gain)		(13)		(1)

Amount accumulated in other comprehensive income as of the end of the period	Ps.	263	Ps.	138

Remeasurements of the net defined benefit liability include the following:

•	The return on plan assets, excluding amounts included in interest expense.

•	Actuarial gains and losses arising from changes in demographic assumptions.

•	Actuarial gains and losses arising from changes in financial assumptions.

•	Changes in the effect of limiting a net defined benefit asset to the asset ceiling, excluding amounts included in interest expense.

16.5 Changes in the balance of the defined benefit obligation for post-employment and other non-current employee benefits

	December 31 2012		December 31 2011
Pension and Retirement Plans:
Initial balance	Ps.	2,160	Ps.	1,636
Current service cost		119		103
Interest expense		159		139
Actuarial gains or losses		81		60
Foreign exchange (gain) loss		(69)		49
Benefits paid		(87)		(77)
Acquisitions		31		250

	Ps.	2,394	Ps.	2,160

Seniority Premiums:
Initial balance	Ps.	167	Ps.	95
Current service cost		22		15
Interest expense		11		8
Actuarial gains or losses		24		(2)
Benefits paid		(12)		(11)
Acquisitions		14		62

	Ps.	226	Ps.	167

Post-employment:
Initial balance	Ps.	—	Ps.	—
Current service cost		49		—
Interest expense		63		—
Actuarial gains or losses		108		—
Foreign exchange (gain) loss		(1)		—
Benefits paid		(6)		—
Past service cost		381		—

	Ps.	594	Ps.	—

16.6 Changes in the balance of trust assets

	December 31 2012		December 31 2011
Pension and retirement plans:
Initial balance	Ps.	1,068	Ps.	774
Actual return on trust assets		100		40
Foreign exchange (gain) loss		(91)		5
Life annuities		—		32
Benefits paid		(12)		(12)
Acquisitions		48		229

Final Balance	Ps.	1,113	Ps.	1,068

Seniority premiums
Initial balance	Ps.	19	Ps.	—
Actual return on trust assets		(1)		(1)
Acquisitions		—		20

Final Balance	Ps.	18	Ps.	19

As a result of the Company’s investments in life annuities plan, management does not expect it will need to make subsequent contributions to the trust assets in order to meet its future obligations.

16.7 Variation in assumptions

The Company decided that the relevant actuarial assumptions that are subject to sensitivity and valuated through the projected unit credit method, are the discount rate and the salary increase rate. The reasons for choosing these assumptions are as follows:

•	Discount rate: The rate that determines the value of the obligations over time.

•	Salary increase rate: The rate that considers the salary increase which implies an increase in the benefit payable.

The following table presents the impact in absolute terms of a variation of 1% in the significant actuarial assumptions on the net defined benefit liability associated with the Company’s defined benefit plans:

+1%:
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability (asset)	Current Service Cost		Past Service Cost		Gain or Loss on Settlement		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	103	Ps.	—	Ps.	—	Ps.	64	Ps.	(2)
Seniority premiums		20		—		—		11		2
Post-employment		34		320		—		52		15

Total	Ps.	157	Ps.	320	Ps.	—	Ps.	127	Ps.	15

Expected salary increase	Current Service Cost		Past Service Cost		Net Interest on the Net defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	138	Ps.	—	Ps.	90	Ps.	447
Seniority premiums		25		—		14		47
Post-employment		58		511		85		301

Total	Ps.	221	Ps.	511	Ps.	189	Ps.	795

–1%:
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability (asset)	Current Service Cost		Past Service Cost		Gain or Loss on Settlement		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	141	Ps.	—	Ps.	—	Ps.	83	Ps.	508
Seniority premiums		25		—		—		12		46
Post-employment		51		459		—		76		225

Total	Ps.	217	Ps.	459	Ps.	—	Ps.	171	Ps.	779

Expected salary increase	Current Service Cost		Past Service Cost		Net Interest on the Net defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	105	Ps.	—	Ps.	62	Ps.	61
Seniority premiums		19				10		1
Post-employment		29		280		45		(44)

Total	Ps.	153	Ps.	280	Ps.	117	Ps.	18

16.8 Employee benefits expense

For the years ended December 31, 2012 and 2011, employee benefits expenses recognized in the consolidated statements of income are as follows:

	2012		2011
Included in cost of goods sold:
Wages and salaries	Ps.	4,590	Ps.	3,733
Social security costs		603		475
Pension and seniority premium costs (Note 16.4)		43		35
Share-based payment expense (Note 17.2)		7		2
Included in selling and distribution expenses:
Wages and salaries		8,417		7,783
Social security costs		1,210		1,018
Pension and seniority premium costs (Note 16.4)		47		27
Share-based payment expense (Note 17.2)		9		4
Included in administrative expenses:
Wages and salaries		5,877		5,033
Social security costs		462		436
Pension and seniority premium costs (Note 16.4)		51		56
Post-employment benefits other (Note 16.4)		49		—
Share-based payment expense (Note 17.2)		165		115
Included in other expenses:
Post-employment (Note 16)		381		—

Total employee benefits expense	Ps.	21,911	Ps.	18,717

note 17. Bonus Programs

17.1 Quantitative and qualitative objectives

The bonus program for executives is based on complying with certain goals established annually by management, which include quantitative and qualitative objectives and special projects.

The quantitative objectives represent approximately 50% of the bonus, and are based on the Economic Value Added (“EVA”) methodology. The objective established for the executives at each entity is based on a combination of the EVA generated per entity and by our Company and the EVA generated by our parent Company (FEMSA). The qualitative objectives and special projects represent the remaining 50% of the annual bonus and are based on the critical success factors established at the beginning of the year for each executive.

The bonus amount is determined based on each eligible participant’s level of responsibility and based on the EVA generated by the applicable business unit the employee works for. This formula is established by considering the level of responsibility within the organization, the employees’ evaluation and competitive compensation in the market.

The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. The bonuses are recorded as a part of the income statement and are paid in cash the following year. During the years ended December 31, 2012 and 2011 the bonus expense recorded amounted to Ps 375 and Ps. 599, respectively.

17.2 Share-based payment bonus plan

The Company has a stock incentive plan for the benefit of its executive officers. This plan uses as its main evaluation metric the Economic Value Added, or EVA. Under the EVA stock incentive plan, eligible executive officers are entitled to receive a special annual bonus (fixed amount), to purchase FEMSA and Coca-Cola FEMSA shares or options, based on the executive’s responsibility in the organization, their business’ EVA result achieved, and their individual performance. The acquired shares or options are deposited in a trust, and the executives may access them one year after they are vested at 20% per year. The 50% of Coca-Cola FEMSA’s annual executive bonus is to be used to purchase FEMSA shares or options and the remaining 50% to purchase Coca-Cola FEMSA shares or options. As of December 31, 2012 and 2011 and January 1, 2011, no stock options have been granted to employees.

The special bonus is granted to the eligible employee on an annual basis and after withholding applicable taxes. The Company contributes the individual employee’s special bonus (after taxes) in cash to the Administrative Trust (which is controlled and consolidated by FEMSA), which then uses the funds to purchase FEMSA and Coca-Cola FEMSA shares (as instructed by the Corporate Practices Committee), which are then allocated to such employee.

Coca-Cola FEMSA accounts for its share-based payment bonus plan as an equity-settled share based payment transaction, since it is its parent company, FEMSA, who ultimately grants and settles with shares these obligations due to executives.

At December 31, 2012 and 2011 and January 1, 2011, the shares granted under the Company’s executive incentive plans are as follows:

	Number of shares
Incentive Plan	FEMSA	KOF	Vesting period
2005	177,185	391,660	2006-2010
2006	169,445	497,075	2007-2011
2007	290,880	819,430	2008-2012
2008	1,901,108	1,267,490	2009-2013
2009	1,888,680	1,340,790	2010-2014
2010	1,456,065	1,037,610	2011-2015
2011	968,440	656,400	2012-2016
2012	956,685	741,245	2013-2017

Total	7,808,488	6,751,700

For the years ended December 31, 2012 and 2011, the total expense recognized for the period arising from share-based payment transactions, using the grant date model, was of Ps.181 and Ps.122, respectively.

As of December 31, 2012 and 2011 and January 1, 2011, the asset recorded by Coca-Cola FEMSA in its consolidated statements of financial position amounted to Ps. 306, Ps. 226 and Ps. 208, respectively, see Note 13.

note 18. Bank Loans and Notes Payables

	Carrying Value at December 31, (1)												Carrying Value 2012		Fair Value at December 31, 2012		Carrying Value
(In millions of Mexican pesos)	2013		2014		2015		2016		2017		2018 and Thereafter						December 31, 2011		January 1, 2011
Current debt:
Fixed rate debt:
Argentine pesos
Bank loans	Ps.	291	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	291	Ps.	291	Ps.	325	Ps.	507
Interest rate		19.2%		—		—		—		—		—		19.2%		19.2%		14.9%		15.3%
Mexican pesos
Obligation under finance leases		—		—		—		—		—		—		—		—		18		—
Interest rate		—		—		—		—		—		—		—		—		6.9%		—
Brazilian reais
Notes payable		—		—		—		—		—		—		—		—		—		36
Interest rate		—		—		—		—		—		—		—		—		—		Various
Variable rate debt:
Colombian pesos
Bank loans		—		—		—		—		—		—		—		—		295		1,072
Interest rate		—		—		—		—		—		—		—		—		6.8%		4.4%
U.S. dollars
Bank loans		3,903		—		—		—		—		—		3,903		3,899		—		—
Interest rate		0.6%		—		—		—		—		—		0.6%		0.6%		—		—

Total current debt	Ps.	4,194	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	4,194	Ps.	4,190	Ps.	638	Ps.	1,615

Non-current debt:
Fixed rate debt:
Argentine pesos
Bank loans	Ps.	180	Ps.	336	Ps.	13	Ps.	—	Ps.	—	Ps.	—	Ps.	529	Ps.	514	Ps.	595	Ps.	684
Interest rate		18.7		20.7%		15.0		—		—		—		19.9%		19.9%		16.4%		16.5%
Brazilian reais
Bank loans		9		9		9		9		9		20		65		60		82		81
Interest rate		4.5%		4.5%		4.5%		4.5%		4.5%		4.5%		4.5%		4.5%		4.5%		4.5%
Obligation under finance leases		4		4		3		—		—		—		11		11		17		21
Interest rate		4.5%		4.5%		4.5%		—		—		—		4.5%		4.5%		4.5%		4.5%
U.S. dollars
Yankee Bond		—		—		—		—		—		6,458		6,458		7,351		6,938		6,121
Interest rate		—		—		—		—		—		4.6%		4.6%		4.6%		4.6%		4.6%
Obligation under finance leases		—		—		—		—		—		—		—		—		—		4
Interest rate		—		—		—		—		—		—		—		—		—		3.8%
Mexican pesos
Domestic senior		—		—		—		—		—		2,495		2,495		2,822		2,495		—
Interest rate		—		—		—		—		—		8.3%		8.3%		8.3%		8.3%		—

Subtotal		193		349		25		9		9		8,973		9,558		10,758		10,127		6,911

	Carrying Value at December 31, (1)												Carrying Value 2012		Fair Value at December 31, 2012		Carrying Value
(In millions of Mexican pesos)	2013		2014		2015		2016		2017		2018 and Thereafter						December 31, 2011		January 1, 2011
Variable rate debt: U.S. dollars
Bank loans		195		2,600		5,195		—		—		—		7,990		8,008		251		222
Interest rate		0.6%		0.9%		0.9%		—		—		—		0.9%		0.9%		0.7%		0.6%
Mexican pesos
Domestic senior notes		—		—		—		2,511		—		—		2,511		2,500		5,501		3,000
Interest rate		—		—		—		5.0%		—		—		5.0%		5.0%		4.8%		4.8%
Bank loans		266		1,370		2,744		—		—		—		4,380		4,430		4,392		4,341
Interest rate		5.1%		5.1%		5.1%		—		—		—		5.1%		5.1%		5.0%		5.1%
Argentine pesos
Bank loans		106		—		—		—		—		—		106		106		130		—
Interest rate		22.9%		—		—		—		—		—		22.9%		22.9%		27.3%		—
Brazilian reais
Obligation under finance leases		—		—		—		—		—		—		—		—		—		1
Interest rate
Colombian pesos		—		—		—		—		—		—		—		—		—		Various
Bank loans		—		990		—		—		—		—		990		990		936		995
Interest rate		—		6.8%		—		—		—		—		6.8%		6.8%		6.1%		4.7%
Obligation under finance leases		185				—		—		—		—		185		186		386		—
Interest rate		6.8%				—		—		—		—		6.8%		6.8%		6.6%		—

Subtotal		752		4,960		7,939		2,511		—		—		16,162		16,220		11,596		8,559

Total non-current debt		945		5,309		7,964		2,520		9		8,973		25,720		26,978		21,723		15,470

Current portion of non-current debt		945		—		—		—		—		—		945		—		4,902		225

Total non-current debt	Ps.	—	Ps.	5,309	Ps.	7,964	Ps.	2,520	Ps.	9	Ps.	8,973	Ps.	24,775	Ps.	26,978	Ps.	16,821	Ps.	15,245

(1)	All interest rates shown in this table are weighted average contractual annual rates.

For the years ended December 31, 2012 and 2011, the interest expense related to the bank loans and notes payable is comprised as follows and included in the consolidated statement of income under the interest expense caption:

	2012		2011
Interest on debts and borrowings	Ps.	1,603	Ps.	1,497
Finance charges payable under finance leases		21		13

	Ps.	1,624	Ps.	1,510

Coca-Cola FEMSA has the following domestic senior notes: a) issued in the Mexican stock exchange: i) Ps. 2,500 (nominal amount) with a maturity date in 2016 and a variable interest rate and ii) Ps. 2,500 (nominal amount) with a maturity date in 2021 and fixed interest rate of 8.3%; b) issued in the NYSE a Yankee Bond of $500 with interest at a fixed rate of 4.6% and maturity date on February 15, 2020. Propimex, S. de R.L. de C.V. (subsidiary) guaranteed these notes. Presented in Note 29 is supplemental subsidiary guarantor consolidating financial information.

During 2012, Coca-Cola FEMSA contracted the following bilateral Bank loans denominated in U.S. dollars: i) $300 (nominal amount) with a maturity date in 2013 and variable interest rate, ii) $200 (nominal amount) with a maturity date in 2014 and variable interest rate and $400 (nominal amount) with a maturity date in 2015 and variable interest rate.

The Company has financing from different institutions under agreements that stipulate different restrictions and covenants, which mainly consist of maximum levels of leverage and capitalization as well as minimum consolidated net worth and debt and interest coverage ratios. As of the date of these consolidated financial statements, the Company was in compliance with all restrictions and covenants contained in its financing agreements.

note 19. Other Income and Expenses

	2012		2011
Other income:
Gain on sale of long-lived assets	Ps.	293	Ps.	376
Cancellation of contingencies		76		72
Other		176		237

	Ps.	545	Ps.	685

Other expenses:
Provisions for contingencies from past acquisitions	Ps.	157	Ps.	175
Loss on the retirement of long-lived assets		14		625
Loss on sale of long-lived assets		194		411
Other taxes from Colombia		5		180
Severance payments		342		236
Donations		148		120
Effect of new labor law in Venezuela (LOTTT) (See Note 16) (1)		381		—
Other		256		313

	Ps.	1,497	Ps.	2,060

(1)	This amount relates to the past service cost related to post-employment by Ps. 381 as a result of the effect of the change in LOTTT and it is included in the consolidated income statement under the “Other expenses” caption.

note 20. Financial Instruments

Fair Value of Financial Instruments

The Company uses a three-level fair value hierarchy to prioritize the inputs used to measure the fair value of its financial instruments. The three input levels are described as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•	Level 2: inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3: are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The Company measures the fair value of its financial assets and liabilities classified as level 2, applying the income approach method, which estimates the fair value based on expected cash flows discounted to net present value. The following table summarizes the Company’s financial assets and liabilities measured at fair value, as of December 31, 2012 and 2011 and as of January 1, 2011:

	December 31, 2012				December 31, 2011				January 1, 2011
	Level 1		Level 2		Level 1		Level 2		Level 1		Level 2
Derivative financial instrument (asset)	Ps.	—	Ps.	123	Ps.	—	Ps.	345	Ps.	—	Ps.	15
Derivative financial instrument (liability)	Ps.	200	Ps.	208	Ps.	—	Ps.	431	Ps.	—	Ps.	513

Trust assets of labor obligations	Ps.	1,131	Ps.	—	Ps.	1,087	Ps.	—	Ps.	774	Ps.	—

Marketable securities	Ps.	12	Ps.	—	Ps.	330	Ps.	—	Ps.	—	Ps.	—

The Company has no assets or liabilities classified as level 3 for fair value measurement.

Other Current Financial Assets

	December 31,		December 31,		January 1,
	2012		2011		2011
Restricted cash (1)	Ps.	1,465	Ps.	488	Ps.	394
Derivative financial instruments		58		345		15

	Ps.	1,523	Ps.	833	Ps.	409

(1)	As of December 31, 2012 and 2011 and as of January 1, 2011, the Company has restricted cash as collateral against accounts payable in different currencies as follows:

Restricted cash

The Company has pledged part of its short-term deposits in order to fulfill the collateral requirements for the accounts payable in different currencies. As of December 31, 2012 and 2011 and as of January 1, 2011, the fair value of the short-term deposit pledged were:

	December 31, 2012		December 31, 2011		January 1, 2011
Venezuelan bolivars	Ps.	1,141	Ps.	324	Ps.	143
Brazilian reais		183		164		249
Argentinian pesos		—		—		2
Colombian pesos		141		—		—

	Ps.	1,465	Ps.	488	Ps.	394

Other non-current financial assets

	December 31, 2012		December 31, 2011		January 1, 2011
Non-current accounts receivable to Compañía Panameña de Bebidas, S.A.P.I. S.A. de C.V., due 2021	Ps.	828	Ps.	825	Ps.	—
Non-current accounts receivable		32		20		15
Derivative financial instruments		65		—		—

	Ps.	925	Ps.	845	Ps.	15

Other current financial liabilities

	December 31, 2012		December 31, 2011		January 1, 2011
Sundry creditors	Ps.	1,071	Ps.	1,025	Ps.	974
Derivative financial instruments		200		5		17

	Ps.	1,271	Ps.	1,030	Ps.	991

Other non-current financial liabilities

	December 31, 2012		December 31, 2011		January 1, 2011
Derivative financial instruments	Ps.	208	Ps.	426	Ps.	496
Security deposits		268		291		238

	Ps.	476	Ps.	717		734

20.1 Total debt

The fair value of bank and syndicated loans is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for debt of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy. The fair value of the Company’s publicly traded debt is based on quoted market prices as of December 31, 2012 and 2011 and as of January 1, 2011, which is considered to be level 1 in the fair value hierarchy (See Note 18).

20.2 Interest rate swaps

The Company uses interest rate swaps to offset the interest rate risk associated with its borrowings, pursuant to which it pays amounts based on a fixed rate and receives amounts based on a floating rate. These instruments have been designated as cash flow hedges and are recognized in the consolidated statement of financial position at their estimated fair value. The fair value is estimated using formal technical models, the valuation method involves discounting to present value the expected cash flows of interest, calculated from the rate curve of the cash foreign currency, and expresses the net result in the reporting currency. Changes in fair value are recorded in cumulative other comprehensive income until such time as the hedged amount is recorded in the consolidated income statements of income.

At December 31, 2012, the Company has the following outstanding interest rate swap agreements:

			Fair Value
	Notional		(Liability)		Asset
Maturity Date	Amount		Dec. 31, 2012
2013	Ps.	1,287	Ps.	(8)	Ps.	5
2014		575		(33)		2
2015		1,963		(160)		5

At December 31, 2011, the Company has the following outstanding interest rate swap agreements:

			Fair Value
	Notional		(Liability)	Asset
Maturity Date	Amount		Dec. 31, 2011
2012	Ps.	1,600	Ps.(16)	Ps.	4
2013		1,312	(43)		—
2014		575	(45)		2
2015 to 2018		1,963	(189)		5

The net effect of expired contracts treated as hedges are recognized as interest expense within the consolidated statements of income.

20.3 Forward agreements to purchase foreign currency

The Company has entered into forward agreements to reduce its exposure to the risk of exchange rate fluctuations between the Mexican peso and other currencies.

These instruments have been designated as cash flow hedges and are recognized in the consolidated statement of financial position at their estimated fair value which is determined based on prevailing market exchange rates to end the contracts at the end of the period. The price agreed in the instrument is compared to the current price of the market forward currency and is discounted to present value of the rate curve of the relevant currency. Changes in the fair value of these forwards are recorded as part of cumulative other comprehensive income net of taxes. Net gain/loss on expired contracts is recognized as part of foreign exchange in the consolidated statements of income.

Net changes in the fair value of forward agreements that do not meet hedging criteria for hedge accounting are recorded in the consolidated statements of income under the caption “market value gain/(loss) on financial instruments”.

At December 31, 2012, the Company had the following outstanding forward agreements to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Asset Dec. 31, 2012
2013	Ps.	1,118	Ps.	11

At December 31, 2011, the Company had the following outstanding forward agreements to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Asset Dec. 31, 2011
2012	Ps.	1,161	Ps.	33

20.4 Options to purchase foreign currency

The Company has entered into a collar strategy to reduce its exposure to the risk of exchange rate fluctuations. A collar is a strategy that limits the exposure to the risk of exchange rate fluctuations in a similar way as a forward agreement.

These instruments have been designated as cash flow hedges and are recognized in the consolidated statement of financial position at their estimated fair value which is determined based on prevailing market exchange rates to terminate the contracts at the end of the period. They are valued based on the Black & Scholes model, doing a split in the intrinsic and extrinsic value. Changes in the fair value of these options, corresponding to the intrinsic value are initially recorded as part of cumulative other comprehensive income, net of assets. Changes in the fair value, corresponding to the extrinsic value are recorded in the consolidated statements of income under the caption “market value gain/ (loss) on financial instruments,” as part of the consolidated net income. Net gain/(loss) on expired contracts is recognized as part of cost of goods sold.

At December 31, 2012, the Company had the following outstanding collars to purchase foreign currency (composed of a call and a put option with different strike levels with the same notional amount and maturity):

Maturity Date	Notional Amount		Fair Value Asset Dec. 31, 2012
2013	Ps.	982	Ps.	47

At December 31, 2011, the Company had the following outstanding collars to purchase foreign currency (composed of a call and a put option with different strike levels with the same notional amount and maturity):

Maturity Date	Notional Amount		Fair Value Asset Dec. 31, 2011
2012	Ps.	1,901	Ps.	301

20.5 Cross-currency swaps

The Company has contracted for a number of cross-currency swaps to reduce its exposure to risks of exchange rate and interest rate fluctuations associated with its borrowings denominated in U.S. dollars and other foreign currencies. These instruments are recognized in the consolidated statement of financial position at their estimated fair value which is estimated using formal technical models. The valuation method involves discounting to present value the expected cash flows of interest, calculated from the rate curve of the cash foreign currency, and expresses the net result in the reporting currency. These contracts are designated as financial instruments at fair value through profit or loss. The fair values changes related to those cross currency swaps are recorded under the caption “market value gain/(loss) on financial instruments”, net of changes related to the non-current liability, within the consolidated statements of income.

At December 31, 2012, the Company had the following outstanding cross currency swap agreements:

			Fair Value
	Notional		(Liability)		Asset
Maturity Date	Amount		Dec. 31, 2012
2014	Ps.	2,553	Ps.	(7)	Ps.	53

At December 31, 2011, the Company had the following outstanding cross currency swap agreements:

			Fair Value
Maturity Date	Notional Amount		(Liability) Dec. 31, 2011
2012	Ps.	357	Ps.	(131)

20.6 Commodity price contracts

The Company has entered into various commodity price contracts to reduce its exposure to the risk of fluctuation in the costs of certain raw material. These instruments have been designated as cash flow hedges and are recognized in the consolidated statement of financial position at their estimated fair value based on the market valuations to end the contracts at the closing date of the period. Commodity price contracts are valued by the Company, based on publicly quoted prices in futures market of Intercontinental Exchange. Changes in the fair value were recorded as part of cumulative other comprehensive income, net of taxes.

The fair value of expired commodity price contract was recorded in cost of sales where the hedged item was recorded.

At December 31, 2012, the Company had the following sugar price contracts:

			Fair Value
Maturity Date	Notional Amount		(Liability) Dec. 31, 2012
2013	Ps.1,567	Ps.	(151)
2014	856		(34)
2015	213		(10)

At December 31, 2012, the Company had the following aluminum price contracts:

			Fair Value
Maturity Date	Notional Amount		(Liability) Dec. 31, 2012
2013	Ps.	335	Ps. (5)

At December 31, 2011, the Company had the following commodity price contracts:

				Fair Value
Maturity Date	Notional Amount			(Liability) Dec. 31, 2011
2012	Ps.	427	Ps.	(14)
2013		327		(5)

20.7 Net effects of expired contracts that met hedging criteria

Type of Derivatives	Impact in Consolidated Income Statement	2012		2011
Interest rate swaps	Interest expense	Ps.	147	Ps.	120
Commodity price contracts	Cost of goods sold		(6)		(257)

20.8 Net effect of changes in fair value of derivative financial instruments that did not meet the hedging criteria for accounting purposes

Type of Derivatives	Impact in Consolidated Income Statement	2012		2011
Options to purchase foreign currency	Market value gain (loss) on financial instruments	Ps.	30	Ps.	(6)
Cross-currency swaps	Market value gain (loss) on financial instruments		—		(95)

20.9 Net effect of expired contracts that did not meet the hedging criteria for accounting purposes

Type of Derivatives	Impact in Consolidated Income Statement	2012		2011
Options to purchase foreign currency	Cost of goods sold	Ps.	(1)	Ps.	—
Cross-currency swaps	Market value gain (loss) on financial instruments		(43)		239

20.10 Market risk

The Company’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates and commodity prices. The Company enters into a variety of derivative financial instruments to manage its exposure to foreign currency risk, and commodity prices risk including:

•	Forward Agreements to Purchase Foreign Currency in order to reduce its exposure to the risk of exchange rate fluctuations.

•	Cross-Currency Swaps in order to reduce its exposure to the risk of exchange rate fluctuations.

•	Commodity price contracts in order to reduce its exposure to the risk of fluctuation in the costs of certain raw materials.

The Company tracks the fair value (mark to market) of its derivative financial instruments and its possible changes using scenario analyses.

The following disclosures provide a sensitivity analysis of the market risks, management considered to be reasonably possible at the end of the reporting period, which the Company is exposed to as it relates to foreign exchange rates and commodity prices, which it considers in its existing hedging strategy:

Forward Agreements to Purchase Foreign Currency	Change in U.S.$ Rate	Effect on Equity		Effect on Profit or Loss
2012	(11%)	Ps.	(122)	Ps.	—
2011	(15%)	Ps.	(94)	Ps.	(53)

Options to Purchase Foreign Currency	Change in U.S.$ Rate	Effect on Equity		Effect on Profit or Loss
2012	(11%)	Ps.	(82)	Ps.	—
2011	(15%)	Ps.	(258)	Ps.	—

Interest Rate Swaps	Change in U.S.$ Rate	Effect on Equity		Effect on Profit or Loss
2012	(50%)	Ps.	(28)	Ps.	—
2011	(50%)	Ps.	(69)	Ps.	—

Cross Currency Swaps	Change in U.S.$ Rate	Effect on Equity		Effect on Profit or Loss
2012	(11%)	Ps.	(234)	Ps.	—
2011	(15%)	Ps	—	Ps.	(74)

Sugar Price Contracts	Change in U.S.$ Rate	Effect on Equity		Effect on Profit or Loss
2012	(30%)	Ps.	(732)	Ps.	—
2011	(40%)	Ps.	(294)	Ps.	—

Alluminum Price Contracts	Change in U.S.$ Rate	Effect on Equity		Effect on Profit or Loss
2012	(20%)	Ps.	(66)	Ps.	—

20.11 Interest rate risk

The Company is exposed to interest rate risk because it and its subsidiaries borrow funds at both fixed and variable interest rates. The risk is managed by the Company by maintaining an appropriate mix between fixed and variable rate borrowings, and by the use of the different derivative financial instruments. Hedging activities are evaluated regularly to align with interest rate views and defined risk appetite, ensuring the most cost-effective hedging strategies are applied.

The following disclosures provide a sensitivity analysis of the interest rate risks, management considered to be reasonably possible at the end of the reporting period, which the Company is exposed to as it relates to its fixed and floating rate borrowings, which considers its existing hedging strategy:

Interest Rate Risk	Change in U.S.$ Rate	Effect on Equity		Effect on Profit or Loss
2012	+100 bps	Ps.	—	Ps.	(74)
2011	+100 bps	Ps.	—	Ps.	(92)

20.12 Liquidity risk

The Company’s principal source of liquidity has generally been cash generated from its operations. A significant majority of the Company’s sales are on a short-term credit basis. The Company has traditionally been able to rely on cash generated from operations to fund its capital requirements and its capital expenditures. The Company’s working capital benefits from the fact that most of its sales are made on a cash basis, while it’s generally pays its suppliers on credit. In recent periods, the Company has mainly used cash generated operations to fund acquisitions. The Company has also used a combination of borrowings from Mexican and international banks and issuances in the Mexican and international capital markets.

Ultimate responsibility for liquidity risk management rests with the Company’s board of directors, which has established an appropriate liquidity risk management framework for the evaluation of the Company’s short-, medium- and long-term funding and liquidity requirements. The Company manages liquidity risk by maintaining adequate reserves and banking facilities, by continuously monitoring forecasted and actual cash flows and by maintaining a conservative debt maturity profile.

The Company has access to credit from national and international bank institutions in order to face treasury needs; besides, the Company has the highest rating for Mexican companies (AAA) given by independent rating agencies, allowing the Company to evaluate capital markets in case it needs resources.

As part of the Company’s financing policy, management expects to continue financing its liquidity needs with cash from operations. Nonetheless, as a result of regulations in certain countries in which the Company operates, it may not be beneficial or, as in the case of exchange controls in Venezuela, practicable to remit cash generated in local operations to fund cash requirements in other countries. Exchange controls like those in Venezuela may also increase the real price of remitting cash from operations to fund debt requirements in other countries. In the event that cash from operations in these countries is not sufficient to fund future working capital requirements and capital expenditures, management may decide, or be required, to fund cash requirements in these countries through local borrowings rather than remitting funds another country. In addition, the Company’s liquidity in Venezuela could be affected by changes in the rules applicable to exchange rates as well as other regulations, such as exchange controls. In the future management may finance our working capital and capital expenditure needs with short-term or other borrowings.

The Company’s management continuously evaluates opportunities to pursue acquisitions or engage in strategic transactions. The Company would expect to finance any significant future transactions with a combination of cash from operations, long-term indebtedness and capital stock.

See Note 18 for a disclosure of the Company’s maturity dates associated with its non-current financial liabilities as of December 31, 2012.

The following table reflects all contractually fixed and variable pay-offs for settlement, repayments and interest resulting from recognized financial liabilities. It includes expected gross cash outflows from derivative financial liabilities that are in place as per December 31, 2012.

Such expected net cash outflows are determined based on each particular settlement date of an instrument. The amounts disclosed are undiscounted net cash outflows for the respective upcoming fiscal years, based on the earliest date on which the Company could be required to pay. Cash outflows for financial liabilities (including interest) without fixed amount or timing are based on economic conditions (like interest rates and foreign exchange rates) existing at December 31, 2012.

(In millions of Ps)	2013		2014		2015		2016		2017		2018 and thereafter
Non-derivative financial liabilities:
Notes and bonds	Ps.	619	Ps.	619	Ps.	619	Ps.	3,049	Ps.	498	Ps.	10,260
Loans from banks		5,445		5,683		8,157		10		10		22
Obligations under finance leases		195		4		3		—		—		—
Derivatives financial liabilities		184		76		68		—		—		—

The Company generally makes payments associated with its non-current financial liabilities with cash generated from its operations.

20.13 Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has adopted a policy of only dealing with creditworthy counterparties, where appropriate, as a means of mitigating the risk of financial loss from defaults. The Company only transacts with entities that are rated the equivalent of investment grade and above. This information is supplied by independent rating agencies where available and, if not available, the Company uses other publicly available financial information and its own trading records to rate its major customers. The Company’s exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions is spread amongst approved counterparties.

The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in cash.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The Company manages the credit risk related to its derivative portfolio by only entering into transactions with reputable and credit-worthy counterparties as well as by maintaining a Credit Support Annex (CSA) that establishes margin requirements. As of December 31, 2012, the Company concluded that the maximum exposure to credit risk related with derivative financial instruments is not significant given the high credit rating of its counterparties.

note 21. Non-Controlling Interest in Consolidated Subsidiaries

An analysis of Coca-Cola FEMSA’s non-controlling interest in its consolidated subsidiaries for the years ended December 31, 2012 and 2011 and as of January 1, 2011 is as follows:

	December 31, 2012		December 31, 2011			January 1, 2011
México	Ps.	2,782	Ps.	2,568	(1)	Ps.	2,114
Colombia		24		21			20
Brazil		373		464			426

	Ps.	3,179	Ps.	3,053		Ps.	2,560

(1)	Changes compared to the prior year resulted from the acquisitions of Grupo Tampico and CIMSA (see Note 4).

The changes in the Coca-Cola FEMSA’s non-controlling interest were as follows:

	December 31, 2012		December 31, 2011
Initial balance	Ps.	3,053	Ps.	2,560
Net income of non controlling interest		565		551
Exchange differences on translation of foreign operations		(307)		—
Remeasurements of the net defined employee benefit liability		6		8
Valuation of the effective portion of derivative financial instruments, net of taxes		(22)		(30)
Acquisitions effects		(7)		(28)
Dividends		(109)		(8)

Ending balance	Ps.	3,179	Ps.	3,053

Non-controlling cumulative translation adjustment is comprised as follows:

	December 31, 2012		December 31, 2011
Exchange differences on translation of foreign operations	Ps.	(307)	Ps.	—
Remeasurement of the net defined employee benefit liability		6		8
Valuation of the effective portion of derivative financial instruments, net of taxes		(22)		(30)

	Ps.	(323)	Ps.	(22)

note 22. Equity

22.1 Equity accounts

As of December 31, 2012, the capital stock of Coca-Cola FEMSA is represented by 2,030,544,304 common shares, with no par value. Fixed capital stock is Ps. 821 (nominal value) and variable capital is unlimited.

The characteristics of the common shares are as follows:

•	Series “A” and series “D” shares are ordinary, have unlimited voting rights, are subject to transfer restrictions, and at all times must represent a minimum of 75% of subscribed capital stock;

•	Series “A” shares may only be acquired by Mexican individuals and may not represent less than 51% of the ordinary shares.

•	Series “D” shares have no foreign ownership restrictions and may not represent more than 49% of the ordinary shares.

•	Series “L” shares have no foreign ownership restrictions and have limited voting rights and other corporate rights.

As of December 31, 2012 and 2011 and as of January 1, 2011, the number of each share series representing Coca-Cola FEMSA’s capital stock is comprised as follows:

	Thousands of Shares
Series of shares	December 31, 2012	December 31, 2011	January 1 2011
“A”	992,078	992,078	992,078
“D”	583,546	583,546	583,546
“L”	454,920	409,830	270,906

	2,030,544	1,985,454	1,846,530

The changes in the shares are as follows:

	Thousands of Shares
	December 31, 2012	December 31, 2011	January 1 2011
Initial shares	1,985,454	1,846,530	1,846,530
Shares issuance	45,090	138,924	—

Final shares	2,030,544	1,985,454	1,846,530

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of capital stock at nominal value. This reserve may not be distributed to shareholders during the existence of the Company. As of December 31, 2012 and 2011 and January 1, 2011, this reserve is Ps. 164 for the three years.

Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect at the date of distribution, except for restated shareholder contributions and distributions made from consolidated taxable income, denominated “Cuenta de Utilidad Fiscal Neta” (“CUFIN”).

Dividends paid in excess of CUFIN are subject to income tax at a grossed-up rate based on the current statutory rate. Since 2003, this tax may be credited against the income tax of the year in which the dividends are paid, and in the following two years against the income tax and estimated tax payments. As of December 31, 2012, the Company’s balances of CUFIN amounted to Ps. 165.

For the years ended December 31, 2012 and 2011 the dividends declared and paid per share by the Company are as follows:

Series of shares	December 31, 2012			December 31, 2011
“A”	Ps.	2,747		Ps.	2,341
“D”		1,617			1,377
“L”		1,260			640

	Ps.	5,624	(1)	Ps.	4,358

(1)	At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 20, 2012, the shareholders declared a dividend of Ps. 5,625 that was paid in May 2012. Represents a dividend of Ps. 2.77 per each ordinary share.

22.2 Capital management

The Company manages its capital to ensure that its subsidiaries will be able to continue as going concerns while maximizing the return to shareholders through the optimization of its debt and equity balance in order to obtain the lowest cost of capital available. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2012 and 2011.

The Company is not subject to any externally imposed capital requirements, other than the legal reserve (see Note 22.1).

The Company’s finance committee reviews the capital structure of the Company on a quarterly basis. As part of this review, the committee considers the cost of capital and the risks associated with each class of capital. In conjunction with this objective, the Company seeks to maintain the highest credit rating both nationally and internationally and is currently rated AAA in Mexico and BBB in the United States, which requires it to have a debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) ratio lower than 2. As a result, prior to entering into new business ventures, acquisitions or divestures, management evaluates the optimal ratio of debt to EBITDA in order to maintain its high credit rating.

note 23. Earnings per Share

Basic earnings per share amounts are calculated by dividing consolidated net income for the year attributable to equity holders of the parent by the weighted average number of shares outstanding during the year.

Basic earnings per share amounts are as follows:

	2012						2011
	Per Series “A” Shares		Per Series “D” Shares		Per Series “L” Shares		Per Series “A” Shares		Per Series “D” Shares		Per Series “L” Shares
Consolidated net income	Ps.	6,842	Ps.	4,025	Ps.	3,031	Ps.	5,963	Ps.	3,507	Ps.	1,743
Weighted average number of shares for basic earnings per share (millions of shares)		992		584		439		992		584		290

note 24. Income Taxes

24.1 Income Tax

The major components of income tax expense for the years ended December 31, 2012 and 2011 are:

	2012		2011
Current tax expense:
Current year	Ps.	5,371	Ps.	5,652
Deferred tax expense:		—		—
Origination and reversal of temporary differences		606		7
Utilization of tax losses recognized		297		8
Total deferred tax expense		903		15

Total income tax expense in consolidated net income	Ps.	6,274	Ps.	5,667

2012	Mexico		Foreign		Total
Current tax expense:
Current year	Ps.	3,030	Ps.	2,341	Ps.	5,371
Deferred tax expense:
Origination and reversal of temporary differences		(318)		924		606
Utilization of tax losses recognized		214		83		297
Total deferred tax expense (benefit)		(104)		1,007		903

Total income tax expense in consolidated net income	Ps.	2,926	Ps.	3,348	Ps.	6,274

2011	Mexico		Foreign		Total
Current tax expense:
Current year	Ps.	2,011	Ps.	3,641	Ps.	5,652
Deferred tax expense:
Origination and reversal of temporary differences		(132)		139		7
Utilization/(benefit) of tax losses recognized		(32)		40		8
Total deferred tax expense (benefit)		(164)		179		15

Total income tax expense in consolidated net income	Ps.	1,847	Ps.	3,820	Ps.	5,667

Recognized in Consolidated Statement of Other Comprehensive Income (OCI)

Income tax related to items charged or recognized directly in OCI during the year:	December 31, 2012		December 31, 2011
Unrealized gain on cash flow hedges	Ps.	(95)	Ps.	(15)
Unrealized gain on available for sale securities		(2)		3
Remeasurements of the net defined benefit liability		(62)		3

Total income tax recognized in OCI	Ps.	(159)	Ps.	(9)

Balance of income tax of Other Comprehensive Income (OCI) as of:

Income tax related to items charged or recognized directly in OCI as of year end:	December 31, 2012		December 31, 2011		January 31, 2011
Unrealized gain on cash flow hedges	Ps.	(67)	Ps.	28	Ps.	48
Unrealized gain on available for sale securities		1		2		—
Remeasurements of the net defined benefit liability		(120)		(59)		(68)

Balance of income tax in OCI	Ps.	(186)	Ps.	(29)	Ps.	(20)

A reconciliation between tax expense and income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method multiplied by the Mexican domestic tax rate for the years ended December 31, 2012 and 2011 is as follows:

	2012	2011
Mexican statutory income tax rate	30%	30%
Income tax from prior years	(0.75)	0.48
Gain on monetary position for subsidiaries in hyperinflationary economies	—	(0.11)
Annual inflation tax adjustment	0.24	0.99
Non-deductible expenses	0.61	0.97
Non-taxable income	(0.24)	(0.46)
Income taxed at a rate other than the Mexican statutory rate	1.59	2.31
Effect of restatement of tax values	(1.04)	(0.99)
Effect of change in statutory rate	0.14	(0.03)
Other	0.67	0.52

	31.22%	33.68%

Deferred income tax

An analysis of the temporary differences giving rise to deferred income tax liabilities (assets) is as follows:

	December 31,		December 31,			January 1,
Consolidated Statement of Financial Position	2012		2011			2011	2012		2011
Allowance for doubtful accounts	Ps.	(109)	Ps	(94)	Ps.	(65)	Ps.	(14)	Ps.	(21)
Inventories		18		(58)		26		76		(86)
Prepaid expenses		(10)		108		37		(118)		77
Property, plant and equipment, net		821		925		502		(53)		148
Investments in associates companies and joint ventures		(3)		(10)		(7)		7		(3)
Other assets		(304)		(871)		(748)		584		(116)
Finite useful lived intangible assets		112		146		88		(34)		53
Indefinite useful lived intangible assets		61		15		(24)		46		39
Post-employment and other non-current employee benefits		(308)		(290)		(243)		26		(32)
Derivative financial instruments		(12)		2		7		(14)		(5)
Contingencies		(620)		(711)		(703)		91		(8)
Employee profit sharing payable		(146)		(129)		(78)		(9)		(32)
Tax loss carryforwards		(24)		(339)		(346)		297		8
Cumulative other comprehensive income		(186)		(29)		(20)		—		—
Other liabilities		113		97		105		18		(7)

Deferred tax expense (income)							Ps.	903	Ps.	15

Deferred income taxes, net		(597)		(1,238)		(1,469)
Deferred tax, asset		(1,576)		(1,944)		(1,790)

Deferred tax, liability	Ps.	979	Ps.	706		321

The changes in the balance of the net deferred income tax liability are as follows:

	2012		2011
Initial balance	Ps.	(1,238)	Ps.	(1,469)
Deferred tax provision for the year		876		20
Change in the statutory rate		27		(5)
Acquisition of subsidiaries, see Note 4
Effects in equity:		(77)		218
Unrealized gain on cash flow hedges		(95)		(17)
Unrealized gain on available for sale securities		(2)		5
Cumulative translation adjustment		(17)		—
Remeasurements of the net defined benefit liability		(62)		3
Restatement effect of beginning balances associated with hyperinflationary economies		(9)		7

Ending balance	Ps.	(597)	Ps.	(1,238)

The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities related to income taxes levied by the same tax authority.

Tax Loss Carryforwards

The subsidiaries in Mexico and Brazil have tax loss carryforwards. The tax effect net of consolidation benefits and their years of expiration are as follows:

	Tax Loss Year Carryforwards
2014	Ps.	2
2015		3
2017		2
2019		1
2020		1
2022 and thereafter		20
No expiration (Brazil)		46

	Ps.	75

The changes in the balance of tax loss carryforwards and recoverable tax on assets are as follows:

	2012		2011
Initial balance	Ps.	1,087	Ps.	1,094
Additions		852		121
Usage of tax losses		(1,813)		(154)
Translation effect of beginning balances		(51)		26

Ending balance	Ps.	75	Ps.	1,087

There are no income tax consequences associated with the payment of dividends in either 2012 or 2011 by the Company to its shareholders.

The Company has determined that undistributed profits of its subsidiaries, joint ventures or associates will not be distributed in the foreseeable future. The temporary differences associated with investments in subsidiaries, associates and joint ventures that have not been recognised, aggregate to Ps. 7,501 (December 31, 2011: Ps. 6,157 and, January 1 2011: Ps. 4,615).

On January 1, 2013 an amendment to the Mexican income tax law became effective. The most important effects in the Company involve changes in the income tax rate, which shall be of 30% in 2013, 29% in 2014, and 28% as of 2015 and thereafter. The deferred income taxes as of December 31, 2012 includes the effect of this change.

In Colombia, there is a new tax reform (Law 1607) which was enacted on December 26, 2012 and will take effect on fiscal year 2013. The main changes in this legislation include a reduction in the corporate tax rate from 33% to 25% and the introduction of a new income tax (CREE tax) of 9% of taxable income (taxable base) and 8% starting 2016. Tax losses and excess presumptive income, among other items, may not be applied against the CREE tax base. The payable tax for a taxpayer in a given year is the higher of CREE or income tax computed under the Colombian income tax law.

24.2 Other taxes

The operations in Guatemala, Nicaragua, Colombia and Argentina are subject to a minimum tax, which is based primary on a percentage of assets. Any payments are recoverable in future years, under certain conditions.

24.3 Flat-rate business tax (“IETU”)

Effective in 2008, IETU came into effect in Mexico and replaced Asset Tax. IETU essentially work as a minimum corporate income tax, except that amounts paid cannot be creditable against future income tax payments. The payable tax for a taxpayer in a given year is the higher of IETU or income tax computed under the Mexican income tax law. The IETU rate is 17.5%. IETU is computed on a cash-flow basis, which means the tax base is equal to cash proceeds, less certain deductions and credits. In the case of export sales, where cash on the receivable has not been collected within 12 months, income is deemed received at the end of the 12-month period. In addition, unlike the Income Tax Law, which allows for tax consolidation, companies that incur IETU are required to file their returns on an individual basis.

note 25. Other Liabilities, Provisions and Commitments

25.1 Provisions and other liabilities

	December 31, 2012		December 31, 2011		January 1, 2011
Provisions	Ps.	2,134	Ps.	2,284	Ps.	2,153
Taxes payable		244		231		316
Others		929		756		945

Total	Ps.	3,307	Ps.	3,271	Ps	3,414

25.2 Provisions recorded in the consolidated statement of financial position

The Company has various loss contingencies, and has recorded reserves as other liabilities for those legal proceedings for which it believes an unfavorable resolution is probable. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2012 and 2011 and as of January 1, 2011:

	December 31, 2012		December 31, 2011		January 1, 2011
Indirect taxes	Ps.	921	Ps.	925	Ps.	799
Labor		934		1,128		1,134
Legal		279		231		220

	Ps.	2,134	Ps.	2,284	Ps.	2,153

25.3. Changes in the balance of provisions recorded

25.3.1 Indirect taxes

	December 31, 2012		December 31, 2011
Initial balance	Ps.	925	Ps.	799
Penalties and other charges		107		16
New contingencies		—		7
Cancellation and expiration		(124)		(42)
Contingencies added in business combinations		117		170
Payments		(15)		(102)
Restatement of the beginning balance of subsidiaries in hyperinflationary economies		(89)		77

Ending balance	Ps.	921	Ps.	925

25.3.2 Labor

	December 31, 2012		December 31, 2011
Initial balance	Ps.	1,128	Ps.	1,134
Penalties and other charges		189		105
New contingencies		134		122
Cancellation and expiration		(359)		(261)
Contingencies added in business combinations		15		8
Payments		(91)		(71)
Restatement of the beginning balance of subsidiaries in hyperinflationary economies		(82)		91

Ending balance	Ps.	934	Ps.	1,128

A roll forward for legal contingencies is not disclosed because the amounts are not considered to be material.

While provision for all claims has already been made, the actual outcome of the disputes and the timing of the resolution cannot be estimated by the Company at this time.

25.4 Unsettled lawsuits

The Company has entered into several proceedings with its labor unions, tax authorities and other parties that primarily involve Coca-Cola FEMSA. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. Such contingencies were classified by the Company as less than probable, the estimated amount of these lawsuits is Ps. 7,929, however, the Company believes that the ultimate resolution of such several proceedings will not have a material effect on its consolidated financial position or result of operations.

In recent years in its Mexican, Costa Rican and Brazilian territories, Coca-Cola FEMSA has been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the soft drink industry where this subsidiary operates. The Company does not expect any material liability to arise from these contingencies.

25.5 Collateralized contingencies

As is customary in Brazil, the Company has been required by the tax authorities there to collateralize tax contingencies currently in litigation amounting to Ps. 2,164, Ps. 2,418 and Ps. 2,292 as of December 31, 2012 and 2011 and as of January 1, 2011, respectively, by pledging fixed assets and entering into available lines of credit covering the contingencies.

25.6 Commitments

As of December 31, 2012, the Company has contractual commitments for finance leases for machinery and transport equipment and operating lease for the rental of production machinery and equipment, distribution and computer equipment.

The contractual maturities of the operating lease commitments by currency, expressed in Mexican pesos as of December 31, 2012, are as follows:

	Mexican pesos		U.S. dollars	Other
Not later than 1 year	Ps.	183	$2	$94
Later than 1 year and not later than 5 years		812	1	85
Later than 5 years		460	—	—

Total	Ps.	1,455	$3	$179

Rental expense charged to consolidated net income was Ps. 1,019 and Ps. 850 for the years ended December 31, 2012 and 2011, respectively.

Future minimum lease payments under finance leases with the present value of the net minimum lease payments are as follows:

	2012		Present		2011		Present
	Minimum		value of		Minimum		value of
	payments		payments		payments		payments
Not later than 1 year	Ps.	195	Ps.	189	Ps.	252	Ps.	231
Later than 1 year and not later than 5 years		8		7		196		190
Later than 5 years		—		—		—		—

Total minimum lease payments		203		196		448		421
Less amount representing finance charges		7		—		27		—

Present value of minimum lease payments	Ps.	196			Ps.	421

The Company has firm commitments for the purchase of property, plant and equipment of Ps. 27 as December 31, 2012.

25.7 Restructuring provision

Coca-Cola FEMSA recorded a restructuring provision. This provision relates principally to reorganization in the structure of the Company. The restructuring plan was drawn up and announced to the employees of the Company in 2011 when the provision was recognized in its consolidated financial statements. The restructuring of the Company is expected to be completed by 2013 and it is presented in current liabilities within accounts payable caption in the consolidated statement of financial position.

	December 31, 2012		December 31, 2011
Initial balance	Ps.	153	Ps.	230
New		191		46
Payments		(254)		(74)
Cancellation		—		(49)

Ending balance	Ps.	90	Ps.	153

note 26. Information by Segment

The Company’s Chief Operating Decision Maker (“CDOM”) is the Chief Executive Officer. The Company aggregated operating segments into the following reporting segments for the purposes of its consolidated financial statements: (i) Mexico and Central America division (comprising the following countries: Mexico, Guatemala, Nicaragua, Costa Rica and Panama) and (ii) the South America division (comprising the following countries: Brazil, Argentina, Colombia and Venezuela). Venezuela operates in an economy with exchange control and hyper-inflation; and as a result, IAS 29, “Financial Reporting in Hyperinflationary Economies” does not allow its aggregation into the South America segment. The Company is of the view that the quantitative and qualitative aspects of the aggregated operating segments are similar in nature for all periods presented.

Segment disclosure for the Company is as follows:

2012	Mexico and Central America (1)		South America (2)		Venezuela		Consolidated
Total revenues	Ps.	66,141	Ps.	54,821	Ps.	26,777	Ps.	147,739
Intercompany revenue		2,876		4,008		—		6,884
Gross profit		31,643		23,667		13,320		68,630
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method		9,577		7,353		3,061		19,991
Depreciation and amortization (3)		3,037		1,906		749		5,692
Non cash items other than depreciation and amortization (3)		15		150		110		275
Equity in earnings of associated companies and joint ventures		55		125		—		180
Total assets		108,768		40,046		17,289		166,103
Investments in associate companies and joint ventures		4,002		1,349		1		5,352
Total liabilities		42,387		13,161		5,727		61,275
Capital expenditures, net (4)		5,350		3,878		1,031		10,259

2011
Total revenues	Ps.	51,662	Ps.	51,451	Ps.	20,111	Ps.	123,224
Intercompany revenue		2,105		3,920		—		6,025
Gross profit		24,576		22,205		9,750		56,531
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method		7,279		6,912		2,603		16,794
Depreciation and amortization		2,053		1,623		543		4,219
Non-cash items other than depreciation and amortization (3)		64		442		106		612
Equity in earnings of associated companies and joint ventures		(15)		101		—		86
Total assets		86,497		42,550		12,691		141,738
Investments in associate companies and joint ventures		2,217		1,438		1		3,656
Total liabilities		32,123		13,074		3,460		48,657
Capital expenditures, net (4)		4,120		3,109		633		7,862

January 1, 2011	Mexico and Central America (1)		South America (2)		Venezuela		Consolidated
Total assets	Ps.	59,581	Ps.	37,003	Ps.	7,743	Ps.	104,327
Investment in associated companies and joint ventures		812		1,295		1		2,108
Total liabilities		23,722		12,758		2,412		38,892

(1)	Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico only) revenues were Ps. 57,945 and Ps. 44,560 during the years ended December 31, 2012 and 2011, respectively. Domestic (Mexico only) total assets were Ps. 101,635, Ps. 79,283 and Ps. 53,483 as of December 31, 2012 and 2011 and as of January 1, 2011, respectively. Domestic (Mexico only) total liabilities were Ps. 40,661, Ps. 30,418 and Ps. 22,418 as of December 31, 2012 and 2011 and as of January 1, 2011, respectively.
(2)	South America includes Brazil, Argentina, Colombia and Venezuela, although Venezuela is shown separately above. South America revenues include Brazilian revenues of Ps. 30,578 and Ps. 31,131 during the years ended December 31, 2012 and 2011, respectively. Brazilian total assets were Ps. 21,955, Ps. 26,060 and Ps. 22,866 as of December 31, 2012 and 2011 and as of January 1, 2011, respectively. Brazilian total liabilities Ps. 6,544, Ps. 6,478 and Ps. 6,625 as of December 31, 2012 and 2011 and as of January 1, 2011, respectively. South America revenues also include Colombian revenues of Ps. 13,973 and Ps. 11,921 during the years ended December 31, 2012 and 2011, respectively. Colombian total assets were Ps. 14,557, Ps. 13,166 and Ps. 11,427 as of December 31, 2012 and 2011 and as of January 1, 2011, respectively. Colombian total liabilities were Ps. 3,885, Ps. 3,794 and Ps. 3,714 as of December 31, 2012 and 2011 and as of January 1, 2011, respectively. South America revenues also include Argentine revenues of Ps. 10,270 and Ps. 8,399 during the years ended December 31, 2012 and 2011, respectively. Argentine total assets were Ps. 3,534, Ps. 3,324 and Ps. 2,710 as of December 31, 2012 and 2011 and as of January 1, 2011, respectively. Argentine total liabilities were Ps. 2,732, Ps. 2,802 and Ps. 2,419 as of December 31, 2012 and 2011 and as of January 1, 2011, respectively.

(3)	Includes foreign exchange loss, net; gain on monetary position, net; and market value (gain) loss on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

note 27. First Time Adoption of IFRS

27.1 Basis for the Transition to IFRS

27.1.1 Application of IFRS 1, First-time Adoption of International Financial Reporting Standards

For preparing the consolidated financial statements under IFRS, the Company applied the mandatory exceptions and utilized certain optional exemptions set forth in IFRS 1, related to the complete retroactive application of IFRS.

27.1.2 Optional exemptions used by the Company

The Company applied the following optional exemptions:

a) Business Combinations and Acquisitions of Associates and Joint Ventures:

The Company elected not to apply IFRS 3 Business Combinations, to business combinations as well as to acquisitions of associates and joint ventures prior to its transition date.

b) Deemed Cost:

An entity may elect to measure an item or all of property, plant and equipment at the Transition Date at its fair value and use that fair value as its deemed cost at that date. In addition, a first-time adopter may elect to use a previous GAAP’s revaluation of an item of property, plant and equipment at, or before, of the Transition Date as deemed cost at the date of the revaluation, if the revaluation was, at the date of the revaluation, broadly comparable to: (i) fair value; or (ii) cost or depreciated cost in accordance with IFRS, adjusted to reflect, changes in a general or specific price index.

The Company has presented its property, plant, and equipment and its intangible assets at IFRS historical cost in all countries.

In Mexico, the Company ceased to record inflationary adjustments to its property, plant and equipment on December 31, 2007, due to both changes to Mexican FRS in effect at the time, and the fact that the Mexican peso was not deemed to be a currency of an inflationary economy as of that date. According to IAS 29, Financial Reporting in Hyperinflationary Economies, the last hyperinflationary period for the Mexican peso was in 1998. As a result, the Company eliminated the cumulative inflation recognized within long-lived assets for the Company’s Mexican operations, based on Mexican FRS during the years 1999 through 2007, which were not deemed hyperinflationary for IFRS purposes.

In Venezuela this IFRS historical cost represents actual historical cost in the year of acquisition, indexed for inflation in a hyper-inflationary economy based on the provisions of IAS 29.

The Company applied the exemption to not recalculate retroactively the translation differences in the financial statements of foreign operations; accordingly, at the transition date, it reset the cumulative translation effect to retained earnings. The application of this exemption is detailed in Note 27.2.4 (h).

c) Borrowing Costs:

The Company began capitalizing its borrowing costs at the transition date in accordance with IAS 23, Borrowing Costs. The borrowing costs included previously under Mexican FRS were subject to the deemed cost exemption mentioned in b) above.

27.1.3 Mandatory exceptions used by the Company

The Company applied the following mandatory exceptions set forth in IFRS 1, which do not allow retroactive application to the requirements set forth in such standards:

a) Derecognition of Financial Assets and Liabilities:

The Company applied the derecognition rules of IAS 39, Financial Instruments: Recognition and Measurement prospectively for transactions occurring on or after the date of transition. As a result, there was no impact in the Company’s consolidated financial statements due to the application of this exception.

b) Hedge Accounting:

The Company measured at fair value all derivative financial instruments and hedging relationships designated and documented effectively as accounting hedges as required by IAS 39 as of the transition date. As a result, there was no impact in the Company’s consolidated financial statements due to the application of this exception.

c) Non-controlling Interest:

The Company applied the requirements in IAS 27, Consolidated and Separate Financial Statements related to non-controlling interests prospectively beginning on the transition date. As a result, there was no impact in the Company’s consolidated financial statements due to the application of this exception.

d) Accounting Estimates:

Estimates prepared under IFRS as of January 1, 2011 are consistent with the estimates recognized under Mexican FRS as of the same date.

27.2 Reconciliations of Mexican FRS and IFRS

The following reconciliations quantify the effects of the transition to IFRS:

•	Equity as of December 31, 2011 and as of January 1, 2011 (date of transition to IFRS).

•	Comprehensive income for the year ended December 31, 2011.

27.2.1 Effects of IFRS adoption on equity – Consolidated statement of financial position

		As of December 31, 2011								As of January 1, 2011
Current Assets:	Note	Mexican FRS		Adjustments		Reclassifications		IFRS		Mexican FRS		Adjustments		Reclassifications		IFRS
Cash and cash equivalents	a	Ps.	12,331	Ps.	—	Ps.	(488)	Ps.	11,843	Ps.	12,534	Ps.	—	Ps.	(392)	Ps.	12,142
Marketable securities			330		—		—		330		—		—		—		—
Accounts receivable, net			8,634		—		(2)		8,632		6,363		—		—		6,363
Inventories	d		7,573		(9)		(15)		7,549		5,007		—		—		5,007
Recoverable taxes	g		1,529		—		686		2,215		1,658		—		369		2,027
Other current financial assets	k		—		—		833		833		—		—		409		409
Other current assets	a, e		1,677		(27)		(328)		1,322		874		(36)		(17)		821

Total current assets		Ps.	32,074	Ps.	(36)	Ps.	686	Ps.	32,724	Ps.	26,436	Ps.	(36)	Ps.	369	Ps.	26,769

Investments in associates and joint ventures			3,656		—		—		3,656		2,108		—		—		2,108
Property, plant and equipment, net	b		41,502		(4,000)		600		38,102		31,874		(3,911)		507		28,470
Intangible assets, net	d		70,675		(8,514)		2		62,163		51,213		(7,992)		—		43,221
Deferred tax assets	g		451		1,076		417		1,944		345		1,270		175		1,790
Other non-current financial assets	j		—		40		805		845		—		—		15		15
Other non-current assets, net	f		3,250		185		(1,131)		2,304		2,085		188		(319)		1,954
Total non-current assets			119,534		(11,213)		693		109,014		87,625		(10,445)		378		77,558

Total Assets		Ps.	151,608	Ps.	(11,249)	Ps.	1,379	Ps.	141,738	Ps.	114,061	Ps.	(10,481)	Ps.	747	Ps.	104,327

Current Liabilities:
Bank loans and notes payable		Ps.	638	Ps.	—	Ps.	—	Ps.	638	Ps.	1,615	Ps.	—	Ps.	—	Ps.	1,615
Current portion of non-current debt			4,902		—		—		4,902		225		—		—		225
Interest payable			206		—		—		206		151		—		—		151
Suppliers			11,852		—		—		11,852		8,988		—		—		8,988
Accounts payable			3,661		15		—		3,676		3,743		9		—		3,752
Taxes payable	k		2,785		—		686		3,471		1,931		—		369		2,300
Other current financial liabilities	k		1,033		(3)		—		1,030		993		(2)		—		991

Total current liabilities			25,077		12		686		25,775		17,646		7		369		18,022

Bank loans and notes payable	j		17,034		(156)		(57)		16,821		15,511		(210)		(56)		15,245
Post-employment and other non-current employee benefits	c		1,537		(170)		—		1,367		1,210		(54)		—		1,156
Deferred tax liabilities	g		3,485		(3,196)		417		706		1,901		(1,755)		175		321
Other non-current financial liabilities	k		—		—		717		717		—		(2)		736		734

Provisions and other non-current liabilities	k		3,695		—		(424)		3,271		3,912		—		(498)		3,414
Total non-current liabilities			25,751		(3,522)		653		22,882		22,534		(2,021)		357		20,870

Total Liabilities		Ps.	50,828	Ps.	(3,510)	Ps.	1,339	Ps.	48,657	Ps.	40,180	Ps.	(2,014)	Ps.	726	Ps.	38,892

27.2.2 Effects of IFRS adoption on equity – Reconciliation of equity

	Note	As of December 31, 2011		As of January 1, 2011 (Transition Date)
Total Equity under Mexican FRS		Ps.	100,780	Ps.	73,881
Property, plant and equipment, net	b		(4,000)		(3,911)
Intangible assets, net	d		(8,514)		(7,992)
Post-employment and other long-term employee benefits	c		170		54
Embedded derivative instruments	e		3		2
Share-based payments	f		224		209
Effect on deferred income taxes	g		4,272		3,025
Amortized cost	j		196		210
Other	d		(50)		(43)

Total adjustments to equity			(7,699)		(8,446)

Total equity under IFRS		Ps.	93,081	Ps.	65,435

27.2.3 Effects of IFRS adoption on consolidated net income – Consolidated Income Statement

		For the year ended December 31, 2011
		Mexican FRS		Adjustments		Reclassifications		IFRS
Net sales	d	Ps.	124,066	Ps.	(1,428)	Ps.	—	Ps.	122,638
Other operating revenues	k		649		(63)		—		586

Total revenues			124,715		(1,491)		—		123,224
Cost of goods sold	b, c, d		67,488		(1,049)		254		66,693

Gross profit			57,227		(442)		(254)		56,531

Administrative expenses	b, c, d		5,184		(104)		60		5,140
Selling expenses	b, c, d		31,891		(547)		750		32,094
Other income	k		—		22		663		685
Other expenses, net	k		2,326		17		(283)		2,060
Interest expense	j		1,736		(7)		—		1,729
Interest income	j		(601)		(16)		—		(617)
Foreign exchange gain, net	b		(62)		33		(32)		(61)
Gain on monetary position for subsidiaries in hyperinflationary economies	d		155		(94)		—		61
Market value loss on financial instruments	e		140		(2)		—		138

Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method			16,768		112		(86)		16,794

Income taxes	g		5,599		68		—		5,667
Equity in earnings of associated companies and joint ventures companies	k		—		—		86		86

Consolidated net income			11,169		44		—		11,213

Attributable to:
Equity holders of the parent			10,615		47		—		10,662
Non-controlling interest	i		554		(3)		—		551

Consolidated net income		Ps.	11,169	Ps.	44	Ps.	—	Ps.	11,213

27.2.4 Effects of IFRS adoption on consolidated comprehensive Income – Consolidated Statement of comprehensive income

		For the year ended December 31, 2011
	Note	Mexican FRS		Adjustments		IFRS
Consolidated net income		Ps.	11,169	Ps.	44	Ps.	11,213
Other comprehensive income:
Remeasurement of the net defined benefit liability, net of taxes	c		—		(6)		(6)
Valuation of the effective portion of derivative financial instruments, net of taxes	e		(3)		—		(3)

Unrealized gains on available for sale securities, net of taxes			4		—		4
Exchanges differences on translating foreign operations	h		3,335		738		4,073

Total comprehensive income			14,505		776		15,281
Other comprehensive income, net of taxes			3,336		738		4,074

Consolidated comprehensive income			14,505		776		15,281

Attributable to:
Equity holders of the parent			13,965		787		14,752

Non-controlling interest		Ps.	540	Ps.	(11)	Ps.	529

Under Mexican FRS, no statement of comprehensive income was prepared; accordingly, the reconciliation originates from consolidated net income under Mexican FRS.

27.2.5 Reconciliation of Consolidated Income Statement

	Note	For the Year ended December 31, 2011
Consolidated Net Income under Mexican FRS		Ps.	11,169
Depreciation of Property, plant and equipment	b		370
Amortization of Intangible assets	d		10
Post-employment and other non-current employee benefits	c		10
Embedded derivatives instruments	e		2
Share-based payments	f		10
Effect on deferred income taxes	g		(68)
Other inflation effects on assets			(4)
Amortized cost	j		(16)
Inflation effects	d		(270)

Total adjustments to consolidated net income			44

Total consolidated net income under IFRS		Ps.	11,213

27.3 Explanation of the effects of the adoption of IFRS

The following notes explain the significant adjustments and/or reclassifications for the adoption of IFRS:

a) Cash and Cash Equivalents:

For purposes of Mexican FRS, restricted cash is presented within cash and cash equivalents, whereas for purposes of IFRS it is presented in the statement of financial position depending on the term of the restriction.

The transition from Mexican FRS to IFRS did not have a material impact on the consolidated statement of cash flows for the year ended December 31, 2011.

b) Property, Plant and Equipment:

The adjustments to property, plant and equipment are explained as follows:

	Mexican FRS		Reclassifications		December 31, 2011 Adjustment for the write-off of inflation recognized under Mexican FRS		Borrowing Cost		Cost under IFRS
Land	Ps.	4,390	Ps.	—	Ps.	(986)	Ps.	—	Ps.	3,404
Buildings		12,926		—		(2,039)		—		10,887
Machinery and equipment		34,445		—		(5,801)		—		28,644
Refrigeration equipment		12,206		—		(910)		—		11,296
Bottles and cases		4,140		290		(315)		—		4,115
Leasehold improvements		—		425		—		—		425
Investments in fixed assets in progress		3,006		—		10		12		3,028
Non-strategic assets		78		(78)		—		—		—
Other long-lived assets		585		78		(82)		—		581

Subtotal	Ps.	71,776	Ps.	715	Ps.	(10,123)	Ps.	12	Ps.	62,380

	Accumulated depreciation under Mexican FRS		Reclassifications		December 31, 2011 Adjustment for the write-off of inflation recognized under Mexican FRS		Borrowing Cost		Accumulated depreciation under IFRS
Buildings	Ps.	(4,078)	Ps.	—	Ps.	593	Ps.	—	Ps.	(3,485)
Machinery and equipment		(17,493)		—		4,473		—		(13,020)
Refrigeration equipment		(7,229)		—		810		—		(6,419)
Bottles and cases		(1,272)		—		241		—		(1,031)
Leasehold improvements		—		(115)		—		—		(115)
Other long-lived assets		(202)		—		(6)		—		(208)

Subtotal		(30,274)		(115)		6,111		—		(24,278)

Property, plant and equipment, net	Ps.	41,502	Ps.	600	Ps.	(4,012)	Ps.	12	Ps.	38,102

	Mexican FRS		Reclassifications		January 1, 2011 Adjustment for the write-off of inflation recognized under Mexican FRS		Borrowing Cost		Cost under IFRS
Land	Ps.	3,399	Ps.	—	Ps.	(907)	Ps.	—	Ps.	2,492
Buildings		10,698		—		(2,361)		—		8,337
Machinery and equipment		27,986		—		(5,029)		—		22,957
Refrigeration equipment		9,829		—		(850)		—		8,979
Bottles and cases		2,854		238		(162)		—		2,930
Leasehold improvements		—		459		—		—		459
Investments in fixed assets in progress		2,290		—		8		—		2,298
Non-strategic assets		189		(189)		—		—		—
Other long-lived assets		460		189		(36)		—		613

Subtotal	Ps.	57,705	Ps.	697	Ps.	(9,337)	Ps.	—	Ps.	49,065

	Accumulated depreciation under Mexican FRS		Reclassifications		January 1, 2011 Adjustment for the write-off of inflation recognized under Mexican FRS		Borrowing Cost		Accumulated depreciation under IFRS
Buildings	Ps.	(3,466)	Ps.	—	Ps.	704	Ps.	—	Ps.	(2,762)
Machinery and equipment		(15,740)		—		3,817		—		(11,923)
Refrigeration equipment		(5,849)		—		781		—		(5,068)
Bottles and cases		(601)		—		123		—		(478)
Leasehold improvements		—		(190)		—		—		(190)
Other long-lived assets		(175)		—		1		—		(174)

Subtotal		(25,831)		(190)		5,426		—		(20,595)

Property, plant and equipment, net	Ps.	31,874	Ps.	507	Ps.	(3,911)	Ps.	—	Ps.	28,470

The Company ceased to record inflationary adjustments to its property, plant and equipment on December 31, 2007, due to both changes to Mexican FRS in effect at that time, and the fact that the Mexican peso was not deemed to be a currency of an inflationary economy as of that date. According to IAS 29, Financial Reporting in Hyperinflationary Economies the last hyperinflationary period for the Mexican peso was in 1998. As a result, the Company eliminated the cumulative inflation recognized within long-lived assets for the Company’s Mexican operations, based on Mexican FRS during the years 1999 through 2007, which were not deemed hyperinflationary for IFRS purposes.

1.	For the foreign operations, the cumulative inflation from the acquisition date was eliminated (except in the case of Venezuela, which was deemed a hyperinflationary economy) from the date the Company began to consolidate them.

2.	For purposes of Mexican FRS, the Company presented leasehold improvements as part of “Other non-current assets”. Such assets meet the definition of property, plant and equipment in accordance with IAS 16, Property, Plant and Equipment, and therefore have been reclassified in the consolidated statement of financial position.

c) Post-employment and other non-current employee benefits:

According to Mexican FRS D-3 Employee Benefits, a severance provision and the corresponding expense, must be recognized based on the experience of the entity in terminating the employment relationship before the retirement date, or if the entity deems to pay benefits as a result of an offer made to employees to encourage a voluntary termination. For IFRS purposes, this provision was eliminated as it does not meet the definition of a termination benefit pursuant to IAS 19 (2011), Employee Benefits. Accordingly, at the transition date, the Company derecognized its severance indemnity recorded under Mexican FRS against retained earnings given that no obligation exists. A formal plan was not required for recording a provision under Mexican FRS. At the transition date and as of December 31, 2011 and January 1, 2011, the Company eliminated the severance provision for an amount of Ps. 497 and Ps. 348, respectively.

IAS 19 (2011), which was early adopted by the Company (mandatorily effective as of January 1, 2013), eliminates the use of the corridor method, which defers the remeasurements of the net defined benefit liability, and requires that those items be recorded directly within other comprehensive income in each reporting period. The standard also eliminates deferral of past service costs and requires entities to record them in earnings in each reporting period. These requirements increased the Company’s liability for post-employment and other non-current employee benefits with a corresponding reduction in retained earnings at the transition date. Based in these requirements, the items pending to be amortized in accordance with Mexican FRS were reclassified to retained earnings at the transition date for Ps.200 and Ps. 95 as of December 31, 2011 and January 1, 2011, respectively in the consolidated statement of financial position.

In Brazil where there is a defined benefit plan, the fair value of plan assets exceeds the amount of the defined benefit obligation of the plan. This surplus has been recorded in the Other Comprehensive Income account in accordance with the provisions of IAS 19 (2011). According to the special rules for that standard, the asset ceiling is the present value of any economic benefits available as reductions in future contributions to the plan. Under Mexican FRS, there is no restriction to limit the asset. At December 31, 2011 and January 1, 2011, the Company reclassified from Post-employment and other non-current employee benefits to other comprehensive income Ps. 127 and Ps. 199, respectively.

d) Elimination of Inflation in Intangible Assets, Contributed Capital and Others:

As discussed above in b), for purposes of IFRS the Company eliminated the accumulated inflation recorded under Mexican FRS for such intangible assets and contributed capital related to accounts that were not generated from operations in hyperinflationary economies.

e) Embedded Derivatives:

For Mexican FRS purposes, the Company recorded embedded derivatives for agreements denominated in foreign currency. Pursuant to the principles set forth in IAS 39, there is an exception for embedded derivatives on those contracts that are denominated in certain foreign currencies, if for example the foreign currency is commonly used in the economic environment in which the transaction takes place. The Company concluded that all of its embedded derivatives fell within the scope of this exception. Therefore, at the transition date, the Company derecognized all embedded derivatives recognized under Mexican FRS.

f) Share-based Payment Program:

Under Mexican FRS D-3, the Company recognizes its stock bonus plan as a defined contribution plan. IFRS requires that such share-based payment plans be recorded under the principles set forth in IFRS 2, Share-based Payments. The most significant difference for changing the accounting treatment is related to the period during which compensation expense is recognized, which under Mexican FRS D-3 the total amount of the bonus is recorded in the period in which it was granted, while in IFRS 2 it is recognized over the vesting period of such awards.

g) Income Taxes:

The adjustments to IFRS recognized by the Company had an impact in the deferred income tax calculation, according to the requirements set forth by IAS 12. The impact in the Company’s equity as of December 31, 2011 and January 1, 2011 was Ps.4,272 and Ps. 3,025, respectively. The impact in net income for the year ended December 31, 2011 earnings was Ps. 68.

Additionally, the Company reclassified the deferred income taxes and other taxes balances in order to comply with IFRS off-setting requirements. The Company reclassified from recoverable taxes to taxes payable balances an amount of Ps.686 and Ps. 369, and from deferred tax assets to deferred tax liabilities balances an amount of Ps.417 and Ps. 175, as of December 31, 2011 and January 1, 2011, respectively.

h) Cumulative Translation Effects:

The Company decided to use the exemption provided by IFRS 1, which permits it to adjust at the transition date all the translation effects it had recognized under Mexican FRS to zero and begin to record them in accordance with IAS 21 on a prospective basis. The effect was Ps. 1,000 at the transition date, net of deferred income taxes of Ps. 1,887.

i) Retained Earnings and Non-controlling Interest:

All the adjustments arising from the Company’s transition to IFRS at the transition date were adjusted against retained earnings and to the extent applicable also impacted the balance of the non-controlling interest.

j) Effective Interest Rate Method:

In accordance with IFRS, the financial assets and liabilities classified as held to maturity or accounts receivables are subsequently measured using the effective interest rate method.

k) Presentation and Disclosure Items:

IFRS requires additional disclosures than Mexican FRS, which resulted in additional disclosures regarding accounting policies, significant judgments and estimates, financial instruments and capital management, among others. Additionally, the Company reclassified certain items within its consolidated balance sheets and statements of income to conform to the requirements of IAS 1, Presentation of Financial Statements.

note 28. Future Impact of Recently Issued Accounting Standards not yet in Effect:

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective as of December 31, 2012.

•	IFRS 9, Financial Instruments issued in November 2009 and amended in October 2010 introduces new requirements for the classification and measurement of financial assets and financial liabilities and for derecognition. The effective date of IFRS 9 is January 1, 2015.

The standard requires all recognized financial assets that are within the scope of IAS 39 to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.

The most significant effect of IFRS 9 regarding the classification and measurement of financial liabilities relates to the accounting for changes in fair value of a financial liability (designated as at FVTPL) attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, for financial liabilities that are designated as at FVTPL, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is recognized in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at FVTPL was recognized in profit or loss.

This standard has not been early adopted by the Company. The Company has yet to complete its evaluation, of whether this standard will have a material impact on its consolidated financial statements.

On May and June, 2011, the IASB issued new standards and amended some existing standards including requirements of accounting and presentation for particular topics that have not yet been applied in these consolidated financial statements. A summary of those changes and amendments includes the following:

•	IAS 28, Investments in Associated Companies and Joint Ventures (referred as IAS 28 (2011)), prescribes the accounting for Investments in associated companies and establishes the requirements to apply the equity method for those investments and investments in joint ventures. The standard is applicable to all the entities with joint control of, or significant influence over, an investee. This standard supersedes the previous version of IAS 28, Investments in associated companies. The effective date of IAS 28 (2011) is January 1, 2013, with early application permitted in certain circumstances, but it must be applied in conjunction with IAS 27 (2011), IFRS 10, IFRS 11 and IFRS 12. This standard has not been early adopted by the Company. The Company has yet to complete its evaluation, of whether this standard will have a material impact on its consolidated financial statements.

•	IFRS 10, Consolidated Financial Statements, establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities. The standard requires the controlling company to present its consolidated financial statements; modifies the definition about the principle of control and establishes such definition as the basis for consolidation; establishes how to apply the principle of control to identify if an investment is subject to be consolidated. The standard replaces IAS 27, Consolidated and Separate Financial Statements and SIC 12, Consolidation – Special Purpose Entities. The effective date of IFRS 10 is January 1, 2013, with early application permitted in certain circumstances, but it must be applied in conjunction with IAS 27 (2011), IAS 28 (2011), IFRS 11 and IFRS 12.

This standard has not been early adopted by the Company. The Company has yet to complete its evaluation, of whether this standard will have a material impact on its consolidated financial statements.

•	IFRS 11, Joint Arrangements, classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity). Joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. Joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation method. The determination of whether a joint arrangement is a joint operation or a joint venture is based on the parties’ rights and obligations under the arrangement, with the existence of a separate legal vehicle no longer being the key factor. The effective date of IFRS 11 is January 1, 2013, with early application permitted in certain circumstances, but it must be applied in conjunction with IAS 27 (2011), IAS 28 (2011), IFRS 10 and IFRS 12. This standard has not been early adopted by the Company. The Company has yet to complete its evaluation, of whether this standard will have a material impact on its consolidated financial statements.

•	IFRS 12, Disclosure of Interests in Other Entities, has the objective to require the disclosure of information to allow the users of financial information to evaluate the nature and risk associated with their interests in other entities, and the effects of such interests on their financial position, financial performance and cash flows. The effective date of IFRS 12 is January 1, 2013, with early application permitted in certain circumstances, but it must be applied in conjunction with IAS 27 (2011), IAS 28 (2011), IFRS 10 and IFRS 11. This standard has not been early adopted by the Company. The Company has yet to complete its evaluation, of whether this standard will have a material impact on its consolidated financial statements.

•	IFRS 13, Fair Value Measurement, establishes a single framework for measuring fair value where that is required by other standards. The standard applies to both financial and non-financial items measured at fair value. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, and applies prospectively from the beginning of the annual period in which the standard is adopted. This standard has not been early adopted by the Company. The Company has yet to complete its evaluation of whether this standard will have a material impact on its consolidated financial statements.

note 29. Supplemental Guarantor Information

Consolidating Condensed Financial Information

In its previously issued IFRS consolidated financial statements included in the Company’s 2012 Form 20-F, the Company disclosed consolidating information presenting consolidating condensed statements of financial position as of December 31, 2012, 2011 and January 1, 2011 and condensed consolidating statements of income, other comprehensive income and cash flows for each of the two years in the period ended December 31, 2012 of the Company and “Propimex”. As disclosed in Note 1, Propimex is a 100% owned subsidiary. The Company’s consolidating condensed financial information for the (i) Company; (ii) its wholly-owned subsidiary Propimex (on standalone basis), which is a 100% owned and unconditional guarantor under the Senior Notes as per Note 18; (iii) the combined non-guarantor subsidiaries; iv) eliminations and v) the Company’s consolidated financial statements were disclosed. While such disclosures were made in the IFRS consolidated financial statements included in the Company’s 2012 Form 20-F, it should be noted that Propimex did not have a SEC reporting obligation in relation to its guarantee of the Senior Notes. Rather the subsidiary guarantor disclosures were then made in contemplation of an anticipated bond offering.

The disclosures presented below are consistent with as those included in the Company’s 2012 Form 20-F, except that subsidiary guarantor disclosures have been expanded to reflect additional subsidiary guarantors anticipated in connection with a filing with the SEC. Those additional guarantors are Comercializadora la Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador CIMSA, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S.A. de C.V., all of which are 100% owned and are anticipated to be full and unconditional guarantors of the debt to be issued.

These consolidating disclosures are prepared in accordance with IFRS, as issued by the IASB, with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated.

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Consolidated Statement of Financial Position As of December 31, 2012
Assets:
Cash and cash equivalents	Ps.	14,394	Ps.	981	Ps.	7,847	Ps.	—	Ps.	23,222
Marketable securities		—		—		12		—		12
Accounts receivable, net		17,306		22,335		43,436		(73,748)		9,329
Inventories		—		3,885		4,218		—		8,103
Recoverable taxes		1		1,671		1,001		—		2,673
Other current assets and financial assets		32		236		2,290		—		2,558

Total current assets		31,733		29,108		58,804		(73,748)		45,897

Investments in associates and joint ventures		105,837		41,152		3,446		(145,083)		5,352
Property, plant and equipment, net		—		15,239		27,278		—		42,517
Intangible assets, net		21,712		38,262		7,039		—		67,013
Other non-current assets		880		954		3,490		—		5,324

Total non-current assets		128,429		95,607		41,253		(145,083)		120,206

Total assets	Ps.	160,162	Ps.	124,715	Ps.	100,057	Ps.	(218,831)	Ps.	166,103

Liabilities:
Short-term bank loans and notes payable and current portion of non-current debt	Ps.	4,548		—		785		—		5,333
Suppliers		14		3,060		11,147		—		14,221
Other current liabilities		30,340		44,728		8,676		(73,748)		9,996

Total current liabilities		34,902		47,788		20,608		(73,748)		29,550

Bank loans and notes payable		23,372		—		1,403		—		24,775
Other non-current liabilities		239		945		5,766		—		6,950

Total non-current liabilities		23,611		945		7,169		—		31,725

Total liabilities		58,513		48,733		27,777		(73,748)		61,275

Equity:
Equity attributable to equity holders of the parent		101,649		75,982		69,101		(145,083)		101,649
Non-controlling interest in consolidated subsidiaries		—		—		3,179		—		3,179

Total equity		101,649		75,982		72,280		(145,083)		104,828

Total liabilities and equity	Ps.	160,162	Ps.	124,715	Ps.	100,057	Ps.	(218,831)	Ps.	166,103

	Parent		Wholly-owned guarantors subsidiaries		Combined non-guarantor subsidiaries		Eliminations		Consolidated Total
	Consolidated Statement of Financial Position As of December 31, 2011
Assets:
Cash and cash equivalents	Ps.	4,046	Ps.	676	Ps.	7,121	Ps.	—	Ps.	11,843
Marketable securities		—				330				330
Accounts receivable, net		16,941		10,853		33,267		(52,429)		8,632
Inventories		—		3,160		4,389		—		7,549
Recoverable taxes		27		1,315		873		—		2,215
Other current assets and financial assets		37		499		1,619		—		2,155

Total current assets		21,051		16,503		47,599		(52,429)		32,724

Investments in associates and joint ventures		86,397		39,750		2,332		(124,823)		3,656
Property, plant and equipment, net		—		12,814		25,288		—		38,102
Intangible assets, net		16,367		38,322		7,474		—		62,163
Other non-current assets		1,090		735		3,268		—		5,093

Total non-current assets		103,854		91,621		38,362		(124,823)		109,014

Total assets	Ps.	124,905	Ps.	108,124	Ps.	85,961	Ps.	(177,252)	Ps.	141,738

Liabilities:
Short-term bank loans and notes payable and current portion of non-current debt	Ps.	3,303		7		2,436		—		5,746
Suppliers		13		2,345		9,663		(169)		11,852
Other current liabilities		14,629		38,439		7,369		(52,260)		8,177

Total current liabilities		17,945		40,791		19,468		(52,429)		25,775

Bank loans and notes payable		16,470		—		351		—		16,821
Other non-current liabilities		462		978		4,621		—		6,061

Total non-current liabilities		16,932		978		4,972		—		22,882

Total liabilities	Ps.	34,877		41,769		24,440		(52,429)		48,657

Equity:
Equity attributable to equity holders of the parent		90,028		66,355		58,468		(124,823)		90,028
Non-controlling interest in consolidated subsidiaries		—		—		3,053		—		3,053

Total equity		90,028		66,355		61,521		(124,823)		93,081

Total liabilities and equity	Ps.	124,905	Ps.	108,124	Ps.	85,961	Ps.	(177,252)	Ps.	141,738

	Parent		Wholly-owned guarantors subsidiaries		Combined non-guarantor subsidiaries		Eliminations		Consolidated Total
	Consolidated Statement of Financial Position As of January 1, 2011
Assets:
Cash and cash equivalents	Ps.	6,620	Ps.	396	Ps.	5,126	Ps.	—	Ps.	12,142
Accounts receivable, net		15,014		8,487		23,527		(40,665)		6,363
Inventories		—		1,972		3,035		—		5,007
Recoverable taxes		8		619		1,400		—		2,027
Other current assets and financial assets		95		108		1,027		—		1,230

Total current assets		21,737		11,582		34,115		(40,665)		26,769

Investments in associates and joint ventures		68,843		27,429		1,965		(96,129)		2,108
Property, plant and equipment, net		—		7,106		21,364		—		28,470
Intangible assets, net		142		36,512		6,567		—		43,221
Other non-current assets		207		639		2,913		—		3,759

Total non-current assets		69,192		71,686		32,809		(96,129)		77,558

Total assets	Ps.	90,929	Ps.	83,268	Ps.	66,924	Ps.	(136,794)	Ps.	104,327

Liabilities:
Short-term bank loans and notes payable and current portion of non-current debt	Ps.	—		—		1,840		—		1,840
Interest payable		136		—		15		—		151
Suppliers		16		1,647		7,325		—		8,988
Other current liabilities		13,684		27,411		6,613		(40,665)		7,043

Total current liabilities		13,836		29,058		15,793		(40,665)		18,022

Long-term debt		13,683		—		1,562		—		15,245
Other non-current liabilities		535		741		4,349		—		5,625

Total non-current liabilities		14,218		741		5,911		—		20,870

Total liabilities	Ps.	28,054		29,799		21,704		(40,665)		38,892

Equity:
Equity attributable to equity holders of the parent		62,875		53,469		42,660		(96,129)		62,875
Non-controlling interest in consolidated subsidiaries		—		—		2,560		—		2,560

Total equity		62,875		53,469		45,220		(96,129)		65,435

Total liabilities and equity	Ps.	90,929	Ps.	83,268	Ps.	66,924	Ps.	(136,794)	Ps.	104,327

	Parent		Wholly-owned guarantors Subsidiaries		Combined non-guarantor subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating income statements: For the year ended December 31, 2012
Total revenues	Ps.	14	Ps.	58,087	Ps.	106,885	Ps.	(17,247)	Ps.	147,739
Cost of goods sold		—		29,460		53,125		(3,476)		79,109

Gross profit		14		28,627		53,760		(13,771)		68,630
Administrative expenses		166		7,378		5,875		(7,202)		6,217
Selling expenses		—		14,001		32,791		(6,569)		40,223
Other expenses, net		45		198		709		—		952
Interest expense (income)		(85)		2,669		(1,053)		—		1,531
Foreign exchange gain (loss), net		424		(55)		(97)		—		272
Other financing revenues (cost), net		32		(19)		—		—		13
Income taxes		269		1,961		4,044		—		6,274
Share of the profit of subsidiaries, associates and joint ventures accounted for using the equity method, net of taxes		13,259		7,642		156		(20,877)		180

Consolidated net income	Ps.	13,334	Ps.	9,988	Ps.	11,453	Ps.	(20,877)	Ps.	13,898

Attributable to:
Equity holders of the parent	Ps.	13,334	Ps.	9,988	Ps.	10,888	Ps.	(20,877)	Ps.	13,333
Non-controlling interest		—		—		565		—		565

Consolidated net income	Ps.	13,334	Ps.	9,988	Ps.	11,453	Ps.	(20,877)	Ps.	13,898

	Parent		Wholly-owned guarantors subsidiaries		Combined non-guarantor subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating income statements: For the year ended December 31, 2011

Total revenues	Ps.	13		44,479		92,846		(14,114)		123,224
Cost of goods sold		—		22,798		44,982		(1,087)		66,693

Gross profit		13		21,681		47,864		(13,027)		56,531
Administrative expenses		146		6,263		5,015		(6,284)		5,140
Selling expenses		—		10,578		28,258		(6,743)		32,093
Other (income) expenses, net		(15)		67		1,323		—		1,375
Interest (income) expenses		(242)		2,266		(911)		—		1,113
Foreign exchange (loss) gain, net		(480)		(49)		590		—		61
Other financing (cost) revenues, net		(144)		7		60		—		(77)
Income taxes		(51)		945		4,773		—		5,667
Share of the profit of subsidiaries, associates and joint ventures accounted for using the equity method, net of taxes		11,111		6,811		97		(17,933)		86

Consolidated net income	Ps.	10,662	Ps.	8,331	Ps.	10,153	Ps.	(17,933)	Ps.	11,213

Attributable to:
Equity holders of the parent	Ps.	10,662	Ps.	8,331	Ps.	9,602	Ps.	(17,933)	Ps.	10,662
Non-controlling interest		—		—		551		—		551

Consolidated net income	Ps.	10,662	Ps.	8,331	Ps.	10,153	Ps.	(17,933)	Ps.	11,213

	Parent		Wholly-owned guarantors Subsidiaries		Combined Non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating statements of comprehensive income For the year ended December 31, 2012
Consolidated net income	Ps.	13,334	Ps.	9,988	Ps.	11,453	Ps.	(20,877)	Ps.	13,898

Other comprehensive income:
Unrealized gain on available-for sale securities, net of taxes		(2)		—		(2)		2		(2)
Valuation of the effective portion of derivative financial instruments, net of taxes		(179)		(292)		(166)		436		(201)
Exchange differences on translation of foreign operations		(2,055)		(6,264)		(2,361)		8,319		(2,361)
Remeasurements of the net defined benefit liability, net of taxes		(131)		(25)		(145)		176		(125)

Total comprehensive (loss) income, net of tax		(2,367)		(6,581)		(2,674)		8,933		(2,689)

Consolidated comprehensive income for the year, net of tax	Ps.	10,967	Ps.	3,407	Ps.	8,779	Ps.	(11,944)	Ps.	11,209

Attributable to:

Equity holders of the parent	Ps.	10,967	Ps.	3,407	Ps.	8,537	Ps.	(11,944)	Ps.	10,967
Non-controlling interest		—		—		242		—		242

Consolidated comprehensive income for the year, net of tax	Ps.	10,967	Ps.	3,407	Ps.	8,779	Ps.	(11,944)	Ps.	11,209

	Parent		Wholly-owned guarantors Subsidiaries		Combined Non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating statements of comprehensive income For the year ended December 31, 2011
Consolidated net income	Ps.	10,662	Ps.	8,331	Ps.	10,153	Ps.	(17,933)	Ps.	11,213

Other comprehensive income:
Unrealized gain on available-for sale securities, net of taxes		4		—		4		(4)		4
Valuation of the effective portion of derivative financial instruments, net of taxes		27		212		(171)		(71)		(3)
Exchange differences on translation of foreign operations		4,073		2,268		1,805		(4,073)		4,073
Remeasurements of the net defined benefit liability, net of taxes		(14)		(135)		(9)		152		(6)

Total comprehensive (loss) income, net of tax		4,090		2,345		1,629		(3,996)		4,068

Consolidated comprehensive income for the year, net of tax	Ps.	14,752	Ps.	10,676	Ps.	11,782	Ps.	(21,929)	Ps.	15,281

Attributable to:

Equity holders of the parent	Ps.	14,752	Ps.	10,676	Ps.	11,253	Ps.	(21,929)	Ps.	14,752
Non-controlling interest		—		—		529		—		529

Consolidated comprehensive income for the year, net of tax	Ps.	14,752	Ps.	10,676	Ps.	11,782	Ps.	(21,929)	Ps.	15,281

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed Consolidated Statements of Cash Flows For the year ended December 31, 2012
Cash flows from operating activities:
Income before income taxes	Ps.	13,603	Ps.	11,949	Ps.	15,497	Ps.	(20,877)	Ps.	20,172
Non-cash items		(13,855)		(2,758)		425		23,640		7,452
Changes in working capital		(32)		(3,083)		(859)		—		(3,974)

Net cash flows from operating activities		(284)		6,108		15,063		2,763		23,650

Investing activities:
Acquisitions		(1,221)		87		20		—		(1,114)
Proceeds from the sale of marketable securities		—		—		273		—		273
Interest received		1,993		517		4,791		(6,877)		424
Acquisition of long-lived assets, net		—		(3,278)		(6,170)		—		(9,448)
Acquisition of intangible assets and other investing activities		—		6,735		(4,353)		(3,037)		(655)
Investments in shares		29		(65)		(433)		—		(469)
Dividends received		5,085		1,569		—		(6,654)		—

Net cash flows (used in) from investing activities		5,886		5,565		(5,872)		(16,568)		(10,989)

Financing activities:
Proceeds from borrowings		11,837		—		4,592		—		16,429
Repayment of borrowings		(3,394)		(40)		(5,030)		—		(8,464)
Interest paid		(1,761)		(3,382)		(3,428)		6,877		(1,694)
Dividends paid		(5,625)		(4,838)		(1,925)		6,654		(5,734)
Acquisition of non-controlling interests		—		—		(6)		—		(6)
Other financing activities		3,623		(3,083)		(1,285)		274		(471)

Net cash flows from / (used in) financing activities		4,680		(11,343)		(7,082)		13,805		60

Net increase (decrease) in cash and cash equivalents		10,282		330		2,109		—		12,721
Initial balance of cash and cash equivalents		4,046		676		7,121		—		11,843
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies		66		(25)		(1,383)		—		(1,342)

Ending balance of cash and cash equivalents	Ps.	14,394	Ps.	981	Ps.	7,847	Ps.	—	Ps.	23,222

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed Consolidated Statements of Cash Flows For the year ended December 31, 2011
Cash flows from operating activities:
Income before income taxes	Ps.	10,611	Ps.	9,276	Ps.	14,926	Ps.	(17,933)	Ps.	16,880
Non-cash items		(10,726)		(3,224)		(650)		20,370		5,770
Changes in working capital		(27)		(2,804)		(5,926)		—		(8,757)

Net cash flows (used in) from operating activities		(142)		3,248		8,350		2,437		13,893

Investing activities:
Acquisitions		(4,326)		(3,478)		3,478		—		(4,326)
Purchase of marketable securities		—		—		(326)		—		(326)
Interest received		2,195		608		4,902		(7,066)		639
Acquisition of long-lived assets, net		—		(2,262)		(4,218)		—		(6,480)
Acquisition of intangible assets and other investing activities		(671)		5,231		(1,453)		(4,191)		(1,084)
Investments in shares		(4,327)		(5,259)		755		8,211		(620)
Dividends received		3,605		926		—		(4,531)		—

Net cash flows (used in) from investing activities		(3,524)		(4,234)		3,138		(7,577)		(12,197)

Financing activities:
Proceeds from borrowings		5,000		—		1,934		—		6,934
Repayment of borrowings		—		—		(2,733)		—		(2,733)
Interest paid		(939)		(2,955)		(4,752)		7,066		(1,580)
Dividends paid		(4,359)		(3,186)		(1,352)		4,531		(4,366)
Acquisition of non-controlling interests		—		—		(115)		—		(115)
Proceeds from issue of share capital		—		4,344		3,867		(8,211)		—
Other financing activities		989		2,965		(6,920)		1,754		(1,212)

Net cash flows (used in) from financing activities		691		1,168		(10,071)		5,140		(3,072)

Net (decrease) increase in cash and cash Equivalents		(2,975)		182		1,417		—		(1,376)
Initial balance of cash and cash Equivalents		6,620		396		5,126		—		12,142
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies		401		98		578		—		1,077

Ending balance of cash and cash equivalents	Ps.	4,046	Ps.	676	Ps.	7,121	Ps.	—	Ps.	11,843

note 30. Subsequent Events

Effective January 25, 2013, the Company finalized the acquisition of 51% of Coca-Cola Bottlers Philippines, Inc. (CCBPI) for an amount of $688.5 in an all-cash transaction. As part of the agreement, Coca-Cola FEMSA has an option to acquire the remaining 49% of CCBPI at any time during the seven years following the closing and has a put option to sell its ownership to The Coca-Cola Company any time during year six. The results of CCBPI will be recognized by the Company using the equity method, given certain substantive participating rights of the Coca-Cola Company in the operations of the bottler.

On January 17, 2013, the Company and Grupo Yoli, S.A. de C.V. (“Grupo Yoli”) agreed to merge their beverage divisions. Grupo Yoli beverage division operates mainly in the state of Guerrero, as well as in part of the state of Oaxaca, Mexico. The merger agreement was approved by both Coca-Cola FEMSA’s and Grupo Yoli’s Boards of Directors as well as by The Coca-Cola Company and is subject to the approval of the Comisión Federal de Competencia the Mexican antitrust authority. The transaction will involve the issuance of approximately 42.4 million of the Company’s newly issued series L shares and in addition the Company will assume Ps. 1,009 in net debt. This transaction is expected to be completed during the first semester of 2013.

In February 2013, the Venezuelan government announced a devaluation of its official exchange rates from 4.30 to 6.30 bolivars per U.S. dollar. The exchange rate that will be used to translate the Company’s financial statements to its reporting currency beginning February 2013 pursuant to the applicable accounting rules will be 6.30 bolivars per U.S. dollar. As a result of this devaluation, the balance sheet of the Company’s Venezuelan subsidiary reflected a reduction in shareholders’ equity of approximately Ps. 3,500 which will be accounted for at the time of the devaluation in February 2013.

On February 26, 2013, the Company’s Board of Directors agreed to propose an ordinary dividend of Ps.2.90 per share to be paid in installments of Ps.1.45 per share on each of May 2, 2013 and November 5, 2013. This dividend was approved at the Annual Shareholders meeting on March 5, 2013.